UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 23, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN,
ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release dated 21 May 2013 entitled ‘VODAFONE ANNOUNCES RESULTS FOR THE YEAR ENDED 31 MARCH 2013’

Vodafone announces results for the year ended 31 March 2013

21 May 2013

•    Group revenue down -4.2% to £44.4 billion; full year organic service revenue decline -1.9%*; Q4 -4.2%*

•    EBITDA down -3.1%* at £13.3 billion; organic EBITDA margin down -0.1* percentage points excluding restructuring costs

•    Verizon Wireless (‘VZW’) service revenue up 8.1%*; our share of profits up 30.5%* to £6.4 billion

•    Adjusted operating profit above guidance, up 9.3%* at £12.0 billion; adjusted EPS +5.0% at 15.65p

•    H2 impairment charge of £1.8 billion, giving a full year total of £7.7 billion in Italy and Spain

•    Free cash flow towards the higher end of guidance at £5.6 billion after capital additions of £6.3 billion

•    Final dividend per share of 6.92 pence, giving total dividends per share of 10.19 pence, up 7.0%

Financial highlights1

	Year ended		Change year-on-year
	31 March 2013		Reported	Organic
	£m		%	%
Group revenue	44,445		(4.2)	(1.4)

Group service revenue	40,942		(4.5)	(1.9)
Northern and Central Europe	18,768		+2.8	(0.2)
Southern Europe	9,635		(16.7)	(11.6)
Africa, Middle East and Asia Pacific (‘AMAP’)	12,345		(3.2)	+3.9

Profit for the financial year	673

Adjusted operating profit	11,960		+3.7	+9.3

Free cash flow	5,608		(8.1)

Earnings per share	0.87	p

Adjusted earnings per share	15.65	p	+5.0

Total ordinary dividends per share	10.19	p	+7.0

•	Further good progress on data: organic revenue growth 13.8%*; European contract smartphone penetration 54.8%, up 9.9 percentage points year-on-year
•	Vodafone Red now in 14 markets; 4.1 million customers as at 12 May 2013; 67.1% of consumer contract revenue in our European markets from integrated plans in Q4
•	Unified communications strategy accelerated: acquisitions of Cable & Wireless Worldwide (‘CWW’) and TelstraClear; fibre deployment planned in Spain and Portugal; wholesale access agreement in Germany
•	VZW dividend: £2.4 billion dividend received in December 2012; £2.1 billion due in June 2013, to be retained in the business
•

Aiming to reach ten million Vodafone Red customers by March 2014, and to extend our 3G footprint at 43.2 Mbps and LTE coverage across our five major European markets to around 80% and 40% respectively by March 2015

Guidance for the 2014 financial year2

•  Adjusted operating profit in the range of £12.0 billion to £12.8 billion.

•  Free cash flow of around £7.0 billion, including the £2.1 billion VZW dividend to be received in June 2013.

Vittorio Colao, Group Chief Executive, commented:

“Thanks to further strong progress this year in our key areas of strategic focus - data, enterprise and emerging markets3 - and an excellent performance from VZW, we have achieved good growth in adjusted operating profit and adjusted earnings per share. However, we have faced headwinds from a combination of continued tough economic conditions, particularly in Southern Europe, and an adverse European regulatory environment.

“I remain very excited about our longer term prospects, as customer appetite for high speed data grows rapidly, and companies look to embed mobility into their corporate strategies. The launch of Vodafone Red has been very successful, providing a solid underpinning for future revenue as customers take advantage of the best of the Vodafone experience. Our new targets for high speed mobile network coverage, announced today, combined with our growing capabilities in next generation fixed line access, strengthen our Vodafone 2015 strategy.

“With the announcement of today’s 7% increase, the ordinary dividend per share has grown over 22% in the last three years. The Board remains focused on balancing ongoing shareholder remuneration with the long-term investment needs of the business, and going forward aims at least to maintain the ordinary dividend per share at current levels.”

Notes:

*               All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. There have been two one-off items impacting organic growth rates in the year. For details see note 4 on page 38.

1             See page 33 for more information on non-GAAP measures.

2             See ‘Guidance’ on page 8. For consistency with the basis of presentation of joint ventures in previous years, guidance does not take into account the impact on the Group’s financial results of adopting IFRS 11, Joint  Arrangements, for the year ending 31 March 2014.

3             Emerging markets comprise India, Vodacom, Egypt, Turkey, Ghana, Qatar and Fiji.

CHIEF EXECUTIVE’S STATEMENT

Financial review of the year

Performance was strong in our emerging markets operations, with continued good growth in revenue and improving margins. However, the macroeconomic environment in Southern Europe has been very challenging, and European regulation continues to depress returns in the industry, rather than incentivise investment. VZW, our 45% owned associate in the US, continued to achieve strong growth in revenue, EBITDA, cash flow and market share.

Overall, I am satisfied with the progress we have made with our strategic priorities:

•    We have launched Vodafone Red, our new strategic approach to pricing and our customer proposition, in 14 markets, with very positive initial results;

•    We remain competitive in all markets, gaining or at least holding market share in most of our operations;

•    We have bought new low frequency spectrum in a number of markets, and have laid the technology platform for the rapid deployment of HSPA+ and 4G/LTE services;

•    We have accelerated the integration of CWW and TelstraClear, two fixed line businesses acquired during the year, advancing our enterprise and unified communications strategies; and

•    We have increased the ordinary dividend per share by 7% for the third year in a row, as well as buying back £1.6 billion of shares.

Group revenue for the year was down -1.4%* to £44.4 billion, with Group organic service revenue down -1.9%*. Data revenue (+13.8%*) and major emerging markets (India +10.7%*, Vodacom +3.0%*, Turkey +17.3%*) continued to perform strongly. Group EBITDA margin fell -0.5*  percentage points, or -0.1* percentage points excluding restructuring costs, as the impact of steep revenue declines in Southern Europe offset improving margins in India and Vodacom. Group EBITDA fell -3.1%* to £13.3 billion, after restructuring costs of £310 million.

Adjusted operating profit from controlled and jointly controlled operations, before our share of associates’ profits, was £5.5 billion, down -7.0%* year-on-year, reflecting the decline in EBITDA and relatively consistent depreciation and amortisation year-on-year. Group adjusted operating profit was up 9.3%* year-on-year at £12.0 billion, above our guidance range of £11.1 billion to £11.9 billion, as a result of the strong VZW contribution, which increased 30.5%* year-on-year. Excluding M&A and restructuring costs, adjusted operating profit was £12.3 billion1.

We recorded an accounting gain of £0.5 billion on the acquisition of CWW and impairment charges of £7.7 billion relating to our businesses in Italy and Spain. These were driven primarily by lower projected cash flows within business plans, resulting from the tougher macroeconomic environment, and partly by an increase in discount rates.

Free cash flow was £5.6 billion, or £5.8 billion1 excluding M&A and restructuring costs, at the top of our guidance range of £5.3 billion to £5.8 billion for the year. The year-on-year decline reflected the relative strength of sterling against the euro, South African rand and Indian rupee over the course of the year, as well as tough trading conditions. In addition to the free cash flow reported above, we received an income dividend of US$3.8 billion (£2.4 billion) from VZW, and will shortly receive a further £2.1 billion which will be retained for general business purposes, including spectrum costs.

Capital additions were stable at £6.3 billion, as we continued to maintain a significant level of investment to extend our high speed mobile data coverage across our existing voice footprint. In addition, we spent £2.5 billion during the year on acquiring and renewing spectrum in a number of markets including the UK, India and the Netherlands.

Adjusted earnings per share was up 5.0% at 15.65 pence, driven by growth in adjusted operating profit and a lower share count. The Board is recommending a final dividend per share of 6.92 pence, to give total ordinary dividends per share for the year of 10.19 pence, up 7.0% year-on-year.

Northern and Central Europe

Organic service revenue in Northern and Central Europe was down -0.2%* year-on-year. Excluding the impact of regulated mobile termination rate (‘MTR’) cuts, service revenue was up 1.6%*. Underlying performance in the major markets of Germany, the UK and the Netherlands, while robust compared with our competitors, weakened in the second half of the year, reflecting increased competition and some macroeconomic pressure. Turkey continued to grow very well through strong execution.

Enterprise revenue grew 0.8%*, with continued growth in Germany (+3.0%*) and Turkey offsetting declines in other markets. The accelerated integration of CWW is proceeding successfully, and we expect it to deliver significant network synergies in the UK and internationally, while also boosting our enterprise business.

CHIEF EXECUTIVE’S STATEMENT

Data revenue was up 14.4%*, reflecting increased smartphone penetration – now 35.4% in the region, up 9.1 percentage points year-on-year – and further take-up of integrated voice, SMS and data plans. By the fourth quarter, 69.7% of consumer contract revenue in the major markets came from customers on these integrated plans. During the year we launched 4G/LTE services in Romania.

Organic EBITDA was down -2.4%* and the EBITDA margin fell -0.7* percentage points. Margin improvement in Turkey, the Netherlands and Ireland only partly offset small declines in Germany and the UK, driven by a lower top line, rising commercial costs and higher restructuring costs in Germany.

Southern Europe

Organic service revenue in Southern Europe fell -11.6%* year-on-year, as the effects of severe macroeconomic weakness were intensified by strong competition, and steep cuts to MTRs in Italy and Greece. Combined mobile and fixed offers in Spain and Portugal, from incumbents and fixed operators, made increasing inroads into the market in the second half of the year. Excluding MTR cuts, service revenue fell -8.4%*.

Data revenue was up 9.7%*, as demand for data continued to grow despite the economic and competitive pressures. Smartphone penetration increased 7.5 percentage points to 35.5%. During the year we launched 4G/LTE services in Italy, Greece and Portugal, announced a partnership with Orange in Spain to deploy fibre to six million homes over the next four years, and committed to extending our fibre network in Portugal to pass over one million homes.

Organic EBITDA fell -16.4%* and the EBITDA margin fell -2.2* percentage points, mainly as a result of the steep revenue declines across the region and restructuring costs, offset by operating cost savings. Towards the end of the year, we undertook significant redundancy programmes in Spain and Greece to reduce operating expenses.

AMAP

Organic service revenue growth in AMAP was 3.9%*, with continued growth in all of our markets apart from Australia and New Zealand. Growth in India slowed through the year, mainly as a result of increased consumer protection regulation and a more stringent customer verification process, but the competitive environment improved and we continued to gain market share. In Vodacom, continued strong underlying revenue growth in our other sub-Saharan markets offset a weaker performance in South Africa. Despite competitive pressure and the uncertain political environment, service revenue in Egypt grew 3.7%*. Australia continued to experience steep revenue declines on the back of ongoing service perception issues. During the year we launched 4G/LTE services in South Africa and New Zealand.

Organic EBITDA rose 10.3%* and the EBITDA margin increased 1.7* percentage points, with strong margin improvements in India and Vodacom offsetting a sharp decline in Australia. Ghana and Qatar also made good margin progress on strong revenue growth and market share gains. Egypt’s margin improved 1.4* percentage points.

Verizon Wireless

VZW continued to trade very well, launching successful new price plans and making further market share gains. Organic service revenue was up 8.1%* and EBITDA was up 13.6%*. Free cash flow amounted to US$13.2 billion (£8.4 billion), and net debt at 31 March 2013 was US$6.2 billion (£4.1 billion). Our share of VZW’s profits for the year amounted to £6.4 billion, up 30.5%* year-on-year.

Vodafone 2015

While the macroeconomic and regulatory environment in Europe presents significant short-term challenges, we see a number of positive developments. We expect smartphone adoption to continue to grow in all markets over the next three years, with mobile applications and low cost smartphone availability increasing in mature and emerging markets alike.

With the broad deployment of high speed data networks, both mobile and fixed, we expect customers’ appetite for data to increase significantly. At the same time, the evolution of network and IT platforms should enable lower cost and more standardised approaches as we further integrate commercial and technology planning.

As a result, we believe that the long-term prospects for the mobile market are highly attractive for those that make scale, standardisation and the customer data experience fundamental to how they operate. Vodafone 2015 is our strategy to maximise this opportunity.

CHIEF EXECUTIVE’S STATEMENT

Consumer 2015

We are adopting a new strategic approach to consumer pricing and bundling in Europe, in order to offer customers greater freedom of usage and, at the same time, stabilise ARPU. We have launched new plans across much of our footprint, branded Vodafone Red in most markets, which incorporate unlimited voice and SMS, and generous data allowances.

As a result, we have radically simplified pricing, giving clear visibility of the cost of ownership and enabling simplification of IT and billing. We are progressively enhancing the value proposition through the introduction of a number of additional features, including improved access to technical support, attractive roaming packages, shared data plans, early handset upgrades, storage and back-up in the cloud, and device security, to increase the breadth of service and support ARPU over time.

Already, we have 4.1 million customers on Vodafone Red plans across 14 markets. The customer response has been very positive, with strong net promoter scores. Data usage on Vodafone Red plans is much higher, as is the average return on our commercial investment. As expected, we have seen some ARPU dilution, but at a lower level than planned. We aim to have ten million customers on Vodafone Red plans by March 2014.

We also see an increasing move towards residential unified communications services in some of our European markets. We expect this trend to grow, with cable operators offering MVNO services, and incumbent fixed line providers combining their domestic broadband services with mobile and TV plans. Our goal is to offer unified communications services in our major European markets, accessing next generation fixed line infrastructure through a combination of negotiated wholesale terms, deployment of our own fibre and, potentially, acquisitions. A clear regulatory framework with regard to accessing incumbent fibre infrastructure will be key.

In emerging markets, we aim to build on our success to date to become a clear leader, increasing the value of these markets to the Group through market growth, improving margins, share gains and stronger cash generation. These markets offer very attractive long-term opportunities from sustained GDP growth, the scope for widespread mobile data adoption and the fulfilment of unmet needs such as basic financial services. We aim to maximise these opportunities through superior marketing and distribution, smart data pricing, the development of low-cost smartphones and selective innovation in areas in which we can truly differentiate.

Enterprise 2015

We are strengthening our leading position in enterprise, enhancing our product offering to large and medium-sized businesses and creating a dedicated enterprise operational structure, following the market success of Vodafone Global Enterprise (‘VGE’) and the CWW and TelstraClear acquisitions. Enterprise now represents 27.3% of Group service revenue and we have over 32 million mobile enterprise customers accounting for around 8% of our total customer base.

VGE, serving our biggest multi-national accounts, will continue to expand its remit, driven by an increasing appetite among customers to consolidate telecoms procurement cross-border and bring mobility into the heart of their business strategies. In unified communications, we continue to develop Vodafone One Net for small- and medium-sized companies, and increasingly provide total communications services to our larger customers through the purchase of CWW. This acquisition will also allow us to develop our product offering in high growth segments, such as cloud and hosting.

In machine-to-machine (‘M2M’), we intend to leverage our new business unit organisation, global technical platform and vertical sector competences to exploit the current wave of adoption of M2M solutions across many industry and service sectors.

Network 2015

Our network strategy continues to focus on supporting higher speed data in both mature and emerging markets, and delivering a consistently excellent data experience to our customers through the widespread deployment of HSPA+, LTE and high capacity backhaul. We expect to continue our consistent level of investment so that Vodafone customers can be assured of a video-standard data service across our footprint in Europe and we can successfully manage the high growth in data volumes anticipated. We aim to extend our 3G footprint at 43.2 Mbps and LTE coverage across our five major European markets to 80% and 40% respectively by March 2015.

CHIEF EXECUTIVE’S STATEMENT

To complement our physical infrastructure investment, we are committed to securing the best portfolio of low frequency spectrum to maintain and improve our strong market positions through the improved customer experience this will offer. During the year, we acquired spectrum in the important 800 MHz band in the UK, the Netherlands, Ireland, Romania and in the 1800 MHz band in India, taking our total spectrum investment to £7.9 billion in the last four years.

Operations 2015

Over the next three years we plan to simplify further our business model both across and within countries, eliminating legacy structures, reducing non customer-facing costs and moving towards more standardised offerings.

This will enable us to maximise the benefits of our scale and share commercial, technical and support functions across geographies in Europe, and to speed up and co-ordinate our time to market for new propositions and services. We see a significant opportunity in unifying network and IT management across multiple markets, in further centralising and standardising procurement, and in offshoring more business functions to shared service centres of expertise. We are targeting an absolute reduction in European2 operating expenses from these and other programmes of £0.3 billion in the 2014 financial year.

Prospects for the 2014 financial year3

Entering the new financial year, we continue to face stiff headwinds from regulation, competition and a tough economic environment, particularly in Europe. However, we are well positioned, with broad geographic exposure which includes attractive growth markets in India, Africa and the US, and a differentiated enterprise franchise. We benefit from a strong balance sheet and will continue our major focus on shareholder remuneration, while consistently reinvesting in our network to enhance the customer experience.

Regulation remains a key concern for us and the industry. Again we face the significant hurdle of MTR cuts, which we expect to create a drag of over two percentage points on service revenue. However, this effect should reduce substantially in the 2015 financial year based on current regulatory glide paths. We also await clarity on EU fibre regulation, where we are supportive of the pro-investment stance, subject to equality of access and margin squeeze provisions which are enforceable at the country level.

We expect adjusted operating profit for the 2014 financial year to be in the range of £12.0 billion to £12.8 billion.

We expect free cash flow to be around £7.0 billion, including the £2.1 billion VZW dividend due in June 2013. We expect capital expenditure to remain broadly steady on a constant currency basis.

We expect the Group EBITDA margin, excluding M&A and restructuring costs, to decline slightly year-on-year, reflecting the ongoing weak macroeconomic environment in Europe.

Notes:

1             Based on 2013 guidance foreign exchange rates.

2             Northern and Central Europe, Southern Europe and Common Functions, excluding restructuring costs.

3             See ‘Guidance’ on page 8.

GROUP FINANCIAL HIGHLIGHTS

		2013	2012	% change
	Page	£m	£m	Reported	Organic
Financial information[1]

Revenue	28	44,445	46,417	(4.2)	(1.4)

Operating profit	28	4,728	11,187	(57.7)

Profit before taxation	28	3,255	9,549

Profit for the financial year	28	673	7,003

Basic earnings per share (pence)	28	0.87p	13.74p

Capital expenditure	34	6,266	6,365	(1.6)

Cash generated by operations	22	13,727	14,824	(7.4)

Performance reporting1 2

EBITDA	9	13,275	14,475	(8.3)	(3.1)

EBITDA margin		29.9%	31.2%	(1.3pp )	(0.5pp )

Adjusted operating profit	9, 36	11,960	11,532	3.7	9.3

Adjusted profit before tax	11, 36	10,528	9,918	6.2

Adjusted effective tax rate	11	24.5%	25.3%

Adjusted profit attributable to equity shareholders	11, 36	7,696	7,550	1.9

Adjusted earnings per share (pence)	36	15.65p	14.91p	5.0

Free cash flow[3]	22	5,608	6,105	(8.1)

Net debt	22	26,958	24,425	10.4

Notes:

1             Amounts presented at 31 March or for the year then ended.

2             See page 33 for “Use of non-GAAP financial information” and page 38 for “Definitions of terms”.

3             All references to free cash flow are to amounts before licence and spectrum payments. For the year ended 31 March 2013, other items excluded included payments in respect of a tax case settlement and the income dividend received from VZW in December 2012. For the year ended 31 March 2012, payments in respect of a tax case settlement, tax relating to the disposal of our 24.4% interest in Polkomtel, the income dividend received from VZW in January 2012 and the return of a court deposit made in respect of the India tax case are also excluded.

GUIDANCE

Please see page 33 for “Use of non-GAAP financial information”, page 38 for “Definitions of terms” and page 39 for “Forward-looking statements”.

Performance against 2013 financial year guidance

Based on guidance foreign exchange rates1, and excluding M&A and restructuring costs, our adjusted operating profit for the 2013 financial year was £12.3 billion, above the £11.1 billion to £11.9 billion range set in May 2012. On the same basis our free cash flow was £5.8 billion, at the top of the range of £5.3 billion to £5.8 billion.

2014 financial year guidance2

	Adjusted operating profit £bn	Free cash flow £bn
2014 financial year guidance	12.0 — 12.8	Around 7.0

We expect adjusted operating profit to be in the range of £12.0 billion to £12.8 billion. We expect free cash flow to be around £7.0 billion, including the £2.1 billion VZW dividend due in June 2013. We expect capex to remain broadly steady on a constant currency basis.

We expect the Group EBITDA margin, excluding M&A and restructuring costs, to decline slightly year-on-year, reflecting the ongoing weak macroeconomic environment in Europe.

Dividend policy

After over 22% growth in the ordinary dividend per share over the last three years, the Board is focused on continuing to balance the long-term needs of the business with ongoing shareholder remuneration, and going forward aims at least to maintain the ordinary dividend per share at current levels.

Assumptions

We have based guidance for the 2014 financial year on our current assessment of the global macroeconomic outlook and assume foreign exchange rates of £1:€1.17 and £1:US$1.52. It excludes the impact of licences and spectrum purchases, additional income dividends from VZW, material one-off tax-related payments, restructuring costs and any fundamental structural change to the eurozone. It also assumes no material change to the current structure of the Group.

Actual foreign exchange rates may vary from the foreign exchange rate assumptions used. A 1% change in the euro to sterling exchange rate would impact adjusted operating profit by £30 million and free cash flow by approximately £20 million. A 1% change in the dollar to sterling exchange rate would impact adjusted operating profit by approximately £70 million.

Notes:

1             Guidance foreign exchange rates for the year ended 31 March 2013 were £1:€1.23 and £1:US$1.62.

2             For consistency with the basis of presentation of joint ventures in previous years, guidance does not take into account the impact on the Group’s financial results of adopting IFRS 11, Joint Arrangements, for the year ending 31 March 2014.

FINANCIAL RESULTS

Group1

	Northern and Central Europe	Southern Europe	Africa, Middle East and Asia Pacific	Non- Controlled Interests and Common Functions[2]	Eliminations	2013	2012	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic
Voice revenue	8,361	5,558	8,542	—	1	22,462	25,694
Messaging revenue	2,861	1,026	821	—	—	4,708	5,276
Data revenue	3,423	1,644	1,627	8	—	6,702	6,233
Fixed line revenue	3,309	930	451	—	(2)	4,688	3,618
Other service revenue	814	477	904	307	(120)	2,382	2,064
Service revenue	18,768	9,635	12,345	315	(121)	40,942	42,885	(4.5)	(1.9)
Other revenue	1,331	887	1,121	166	(2)	3,503	3,532
Revenue	20,099	10,522	13,466	481	(123)	44,445	46,417	(4.2)	(1.4)
Direct costs	(5,268)	(2,194)	(3,411)	(185)	121	(10,937)	(11,272)
Customer costs	(4,433)	(2,381)	(2,096)	7	2	(8,901)	(9,518)
Operating expenses[3]	(4,685)	(2,464)	(3,781)	(402)	—	(11,332)	(11,152)
EBITDA	5,713	3,483	4,178	(99)	—	13,275	14,475	(8.3)	(3.1)
Depreciation and amortisation:
Acquired intangibles	(127)	—	(579)	—	—	(706)	(835)
Purchased licences	(935)	(151)	(201)	(1)	—	(1,288)	(1,302)
Other	(2,571)	(1,531)	(1,772)	76	—	(5,798)	(5,769)
Share of result in associates	1	1	52	6,423	—	6,477	4,963
Adjusted operating profit	2,081	1,802	1,678	6,399	—	11,960	11,532	3.7	9.3
Impairment loss						(7,700)	(4,050)
Other income and expense[4]						468	3,705
Operating profit						4,728	11,187
Non-operating income and expense						10	(162)
Net financing costs						(1,483)	(1,476)
Income tax expense						(2,582)	(2,546)
Profit for the financial year						673	7,003

Notes:

1             Current year results reflect average foreign exchange rates of £1:€1.23 and £1:US$1.58.

2             Common Functions primarily represent the results of the partner markets and the net result of unallocated central Group costs.

3             Operating expenses for the year ended 31 March 2013 included restructuring charges of £310 million (2012: £144 million).

4             Other income and expense for the year ended 31 March 2013 included a £473 million gain on acquisition of CWW. The year ended 31 March 2012 included a £3,419 million gain on disposal of the Group’s 44% interest in SFR and a £296 million gain on disposal of the Group’s 24.4% interest in Polkomtel.

FINANCIAL RESULTS

Revenue

Group revenue fell by -4.2% to £44.4 billion, with service revenue of £40.9 billion, a decline of -1.9%* on an organic basis. Our performance reflected continued strong demand for data services and good growth in our major emerging markets, offset by regulatory changes, challenging macroeconomic conditions, particularly in Southern Europe, and continued competitive pressures.

In Northern and Central Europe service revenue declined by -0.2%* as growth in Germany and Turkey was offset by increased competition and some macroeconomic pressure in other markets.

In Southern Europe service revenue declined by -11.6%* reflecting severe macroeconomic weakness in our main markets, intense competition and MTR cuts.

In AMAP service revenue increased by 3.9%* with continued growth in all of our markets apart from Australia and New Zealand.

EBITDA and profit

Group EBITDA decreased by -8.3% to £13.3 billion, primarily driven by lower revenue and higher restructuring costs partially offset by operating cost efficiencies.

Adjusted operating profit grew by 3.7%, driven by 31.9% growth in our share of profits of VZW to £6.4 billion, partially offset by lower EBITDA.

Operating profit decreased by -57.7% to £4.7 billion, primarily due to the gains on the disposal of the Group’s interests in SFR and Polkomtel in the prior year and the higher impairment charges in the current year, partially offset by the gain on acquisition of CWW of £0.5 billion.

An impairment loss of £7.7 billion was recorded in relation to Italy and Spain, primarily driven by adverse performance against previous plans and adverse movements in discount rates.

Net financing costs

	2013	2012
	£m	£m

Investment income	305	456
Financing costs	(1,788)	(1,932)
Net financing costs	(1,483)	(1,476)

Analysed as:
Net financing costs before income from investments	(1,526)	(1,642)
Interest income arising on settlement of outstanding tax issues	92	9
Income from investments	2	19
	(1,432)	(1,614)
Foreign exchange[1]	(51)	138
	(1,483)	(1,476)

Note:

1             Comprises foreign exchange rate differences reflected in the income statement in relation to certain intercompany balances.

Net financing costs before income from investments have decreased by -7.1%, primarily due to lower mark-to-market losses associated with interest rate fixing and the impact of the Group’s lower average net debt.

FINANCIAL RESULTS

Taxation

	2013	2012
	£m	£m

Income tax expense	2,582	2,546
Tax on adjustments to derive adjusted profit before tax	12	(242)
Adjusted income tax expense	2,594	2,304
Share of associates’ tax	11	302
Adjusted income tax expense for calculating adjusted tax rate	2,605	2,606

Profit before tax	3,255	9,549
Adjustments to derive adjusted profit before tax[1]	7,273	369
Adjusted profit before tax	10,528	9,918
Add: Share of associates’ tax and non-controlling interest	105	382
Adjusted profit before tax for calculating adjusted effective tax rate	10,633	10,300

Adjusted effective tax rate	24.5%	25.3%

Note:

1             See “Earnings per share” below.

Our adjusted effective tax rate for the year ended 31 March 2013 was 24.5%, in line with our mid-twenties guidance range. This included the positive impact of amounts principally arising from the settlement of long standing tax disputes.

The adjusted effective tax rate is expected to move towards the high-twenties percentage in the future as a result of increasing profits in higher taxed jurisdictions.

The Group’s share of associates’ tax has fallen as a result of a greater share of the VZW profits being taxed at the partnership level.

Earnings per share

Adjusted earnings per share was 15.65 pence, an increase of 5.0% year-on-year, reflecting higher adjusted operating profit and a reduction in shares arising from the Group’s share buyback programme. Basic earnings per share was 0.87 pence (2012: 13.74 pence), a decrease of -93.7% year-on-year, driven by the £7.7 billion impairment charge recorded in the current year partially, offset by the gain on acquisition of CWW. The prior year also benefited from the profit on disposal of our 44% interest in SFR and 24.4% interest in Polkomtel. All these amounts are excluded from adjusted earnings per share.

	2013	2012
	£m	£m

Profit attributable to equity shareholders	429	6,957

Pre-tax adjustments:
Impairment loss[1]	7,700	4,050
Other income and expense[2]	(468)	(3,705)
Non-operating income and expense	(10)	162
Investment income and financing costs[3]	51	(138)
	7,273	369

Taxation[1]	(12)	242
Non-controlling interests	6	(18)
Adjusted profit attributable to equity shareholders	7,696	7,550

	Million	Million
Weighted average number of shares outstanding – basic	49,190	50,644
Weighted average number of shares outstanding – diluted	49,434	50,958

Notes:

1             Taxation for the year ended 31 March 2012 included a £206 million charge in respect of the disposal of the Group’s 24.4% interest in Polkomtel. The gain arising on our acquisition of CWW in the year ended 31 March 2013 and the disposal of our 44% interest in SFR in the 2012 financial year did not give rise to a tax charge. The impairment charges of £7,700 million and £4,050 million in the years ended 31 March 2013 and 2012 respectively did not result in any tax consequences.

2             Other income and expense for the year ended 31 March 2013 included a £473 million gain on acquisition of CWW. The year ended 31 March 2012 included a £3,419 million gain on disposal of the Group’s 44% interest in SFR and a £296 million gain on disposal of the Group’s 24.4% interest in Polkomtel.

3             See note 1 in “Net financing costs” on page 10.

FINANCIAL RESULTS

Northern and Central Europe

	Germany	UK	Other Northern and Central Europe	Eliminations	Northern and Central Europe	% change
	£m	£m	£m	£m	£m	£	Organic
31 March 2013
Voice revenue	2,761	2,218	3,383	(1)	8,361
Messaging revenue	826	1,274	761	–	2,861
Data revenue	1,652	909	862	–	3,423
Fixed line revenue	1,712	48	1,579	(30)	3,309
Other service revenue	324	360	188	(58)	814
Service revenue	7,275	4,809	6,773	(89)	18,768	2.8	(0.2)
Other revenue	582	341	408	–	1,331
Revenue	7,857	5,150	7,181	(89)	20,099	2.7	–
Direct costs	(1,732)	(1,230)	(2,388)	82	(5,268)
Customer costs	(1,779)	(1,576)	(1,078)	–	(4,433)
Operating expenses	(1,611)	(1,135)	(1,946)	7	(4,685)
EBITDA	2,735	1,209	1,769	–	5,713	(3.7)	(2.4)
Depreciation and amortisation:
Acquired intangibles	–	(6)	(121)	–	(127)
Purchased licences	(491)	(331)	(113)	–	(935)
Other	(939)	(578)	(1,054)	–	(2,571)
Share of result in associates	–	–	1	–	1
Adjusted operating profit	1,305	294	482	–	2,081	(17.7)	(8.1)

EBITDA margin	34.8%	23.5%	24.6%		28.4%

31 March 2012
Voice revenue	3,116	2,395	3,692	–	9,203
Messaging revenue	906	1,259	842	–	3,007
Data revenue	1,536	872	700	–	3,108
Fixed line revenue	1,849	45	247	–	2,141
Other service revenue	262	425	214	(95)	806
Service revenue	7,669	4,996	5,695	(95)	18,265
Other revenue	564	401	347	(2)	1,310
Revenue	8,233	5,397	6,042	(97)	19,575
Direct costs	(1,781)	(1,473)	(1,763)	95	(4,922)
Customer costs	(1,803)	(1,576)	(1,088)	2	(4,465)
Operating expenses	(1,684)	(1,054)	(1,516)	–	(4,254)
EBITDA	2,965	1,294	1,675	–	5,934
Depreciation and amortisation:
Acquired intangibles	–	(4)	(92)	–	(96)
Purchased licences	(519)	(331)	(108)	–	(958)
Other	(955)	(557)	(841)	–	(2,353)
Share of result in associates	–	–	3	–	3
Adjusted operating profit	1,491	402	637	–	2,530

EBITDA margin	36.0%	24.0%	27.7%		30.3%

Change at constant exchange rates	%	%	%
Voice revenue	(6.1)	(7.4)	(3.5)
Messaging revenue	(3.7)	1.2	(4.7)
Data revenue	13.6	4.2	29.7
Fixed line revenue	(2.0)	6.7	569.7
Other service revenue	30.8	(15.3)	(6.6)
Service revenue	0.4	(3.7)	25.3
Other revenue	8.3	(15.0)	22.9
Revenue	0.9	(4.6)	25.2
Direct costs	(3.0)	(16.5)	(42.4)
Customer costs	(4.3)	–	(4.3)
Operating expenses	(1.0)	7.7	(34.9)
EBITDA	(2.4)	(6.6)	11.7
Depreciation and amortisation:
Acquired intangibles	–	50.0	(38.9)
Purchased licences	(0.5)	–	(10.3)
Other	(3.3)	3.8	(32.1)
Share of result in associates	–	–	(49.6)
Adjusted operating profit	(7.2)	(26.9)	(19.6)

EBITDA margin movement (pps)	(1.2)	(0.5)	(3.0)

FINANCIAL RESULTS

Revenue increased by 2.7% including a -4.1 percentage point negative impact from foreign exchange rate movements and a 6.8 percentage point positive impact from M&A and other activity. On an organic basis service revenue declined by -0.2%*, driven by challenging macroeconomic conditions in some markets, increased competition and the impact of MTR cuts, partially offset by continued growth in data revenue. Organic growth in Germany and Turkey was more than offset by declines in all other markets.

EBITDA declined by -3.7%, including a -4.3 percentage point negative impact from foreign exchange rate movements and a 3.0 percentage point positive impact from M&A and other activity. On an organic basis EBITDA decreased by        -2.4%*, resulting from a reduction in service revenue in most markets, the impact of restructuring costs, and higher customer investment due to the increased penetration of smartphones.

	Organic	Other	Foreign	Reported
	change	activity [1]	exchange	change
	%	pps	pps	%

Revenue – Northern and Central Europe	–	6.8	(4.1)	2.7

Service revenue
Germany	0.5	(0.1)	(5.5)	(5.1)
UK	(4.0)	0.3	–	(3.7)
Other Northern and Central Europe	2.2	23.1	(6.4)	18.9
Northern and Central Europe	(0.2)	7.1	(4.1)	2.8

EBITDA
Germany	(2.6)	0.2	(5.4)	(7.8)
UK	(6.9)	0.3	–	(6.6)
Other Northern and Central Europe	1.9	9.8	(6.1)	5.6
Northern and Central Europe	(2.4)	3.0	(4.3)	(3.7)

Adjusted operating profit
Germany	(7.5)	0.3	(5.3)	(12.5)
UK	(27.7)	0.8	–	(26.9)
Other Northern and Central Europe	4.3	(23.9)	(4.7)	(24.3)
Northern and Central Europe	(8.1)	(5.4)	(4.2)	(17.7)

Note:

1    “Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 October 2011. Refer to note 4 on page 38 for more details.

Germany

Service revenue increased by 0.5%*, driven by a 1.3%* increase in mobile service revenue. Growth in enterprise and wholesale revenue, despite intense price competition, was offset by lower prepaid revenue. Data revenue increased by 13.6%* driven by higher penetration of smartphones and an increase in those sold with a data bundle. Vodafone Red, introduced in October 2012, performed in line with expectations and had a positive impact on customer perception. Enterprise revenue grew by 3.0%*, despite the competitive environment.

The roll out of LTE services continued and was available in 81 cities, with population coverage of 61% at 31 March 2013.

EBITDA declined by -2.6%*, with a -1.3* percentage point reduction in EBITDA margin, driven by higher customer and restructuring costs, partially offset by operating cost efficiencies and a one-off benefit from a legal settlement during Q2.

UK

Service revenue declined by -4.0%* driven by the impact of MTR cuts effective from April 2012, intense price competition and macroeconomic weakness, which led to lower out-of-bundle usage. Data revenue grew by 4.2%* driven by higher penetration of smartphones. Vodafone Red plans, launched in September 2012, performed well, with over one million customers at 31 March 2013.

Following the purchase of additional spectrum in February 2013, preparation for LTE roll-out is underway.

The network sharing joint venture between Telefónica UK and Vodafone UK, announced in June 2012, is now operational and the integration of the CWW enterprise businesses into Vodafone UK is proceeding successfully.

FINANCIAL RESULTS

EBITDA declined by -6.9%*, with a -0.5* percentage point reduction in EBITDA margin, driven by higher retention activity and the impact of restructuring costs.

Other Northern and Central Europe1

Service revenue increased by 2.2%* as growth in Turkey more than offset declines in the rest of the Other Northern and Central Europe region. Service revenue in Turkey grew by 17.3%*, primarily driven by growth in the contract customer base and an increase in data revenue due to mobile internet and higher smartphone penetration. Revenue also benefited from enterprise growth and the success of commercial initiatives. In the Netherlands service revenue declined by -2.7%* due to more challenging macroeconomic conditions and lower out-of-bundle usage. CWW contributed £1,234 million of revenue since it was acquired on 27 July 2012.

EBITDA increased by 1.9%*, with a -0.3* percentage point reduction in the EBITDA margin, as margin improvement in Turkey, driven by the increase in scale and cost management, were partially offset by declines in most other markets primarily resulting from lower revenue. Turkey reported positive operating free cash flow for the first time this year.

Note:

1             The results of CWW are included within the reported results from the date of acquisition, however, they are excluded from the organic results. Refer to note 4 on page 38 for more details.

FINANCIAL RESULTS

Southern Europe

	Italy	Spain	Other Southern Europe	Eliminations	Southern Europe	% change
	£m	£m	£m	£m	£m	£	Organic
31 March 2013
Voice revenue	2,258	2,164	1,136	–	5,558
Messaging revenue	697	177	152	–	1,026
Data revenue	704	713	227	–	1,644
Fixed line revenue	546	315	69	–	930
Other service revenue	175	260	60	(18)	477
Service revenue	4,380	3,629	1,644	(18)	9,635	(16.7)	(11.6)
Other revenue	375	275	239	(2)	887
Revenue	4,755	3,904	1,883	(20)	10,522	(16.0)	(10.8)
Direct costs	(1,016)	(816)	(380)	18	(2,194)
Customer costs	(844)	(1,195)	(344)	2	(2,381)
Operating expenses	(987)	(951)	(526)	–	(2,464)
EBITDA	1,908	942	633	–	3,483	(21.5)	(16.4)
Depreciation and amortisation:
Purchased licences	(114)	(10)	(27)	–	(151)
Other	(631)	(590)	(310)	–	(1,531)
Share of result in associates	–	–	1	–	1
Adjusted operating profit	1,163	342	297	–	1,802	(32.3)	(27.5)

EBITDA margin	40.1%	24.1%	33.6%		33.1%

31 March 2012
Voice revenue	2,981	2,895	1,363	–	7,239
Messaging revenue	851	284	169	–	1,304
Data revenue	713	646	224	–	1,583
Fixed line revenue	620	342	75	–	1,037
Other service revenue	164	190	73	(25)	402
Service revenue	5,329	4,357	1,904	(25)	11,565
Other revenue	329	406	224	(2)	957
Revenue	5,658	4,763	2,128	(27)	12,522
Direct costs	(1,248)	(1,006)	(459)	25	(2,688)
Customer costs	(788)	(1,570)	(372)	2	(2,728)
Operating expenses	(1,108)	(994)	(566)	–	(2,668)
EBITDA	2,514	1,193	731	–	4,438
Depreciation and amortisation:
Purchased licences	(106)	(9)	(27)	–	(142)
Other	(673)	(618)	(345)	–	(1,636)
Adjusted operating profit	1,735	566	359	–	2,660

EBITDA margin	44.4%	25.0%	34.4%		35.4%

Change at constant exchange rates	%	%	%
Voice revenue	(19.6)	(20.7)	(11.8)
Messaging revenue	(13.2)	(33.7)	(4.9)
Data revenue	4.4	16.5	7.0
Fixed line revenue	(6.8)	(2.9)	(2.8)
Other service revenue	11.6	46.1	(10.7)
Service revenue	(12.9)	(11.7)	(8.6)
Other revenue	18.9	(28.0)	13.3
Revenue	(11.0)	(13.1)	(6.3)
Direct costs	13.7	14.0	12.7
Customer costs	(12.7)	19.2	2.3
Operating expenses	5.8	(1.1)	2.0
EBITDA	(19.5)	(16.0)	(7.5)
Depreciation and amortisation:
Purchased licences	(14.3)	(20.0)	(6.3)
Other	1.1	(0.9)	4.5
Share of result in associates	–	–	149.6
Adjusted operating profit	(28.8)	(35.2)	(11.3)

EBITDA margin movement (pps)	(4.2)	(0.9)	(0.4)

FINANCIAL RESULTS

Revenue decreased by -16.0% including a -5.0 percentage point impact from adverse foreign exchange rate movements. On an organic basis service revenue declined by -11.6%*, driven by the impact of MTR cuts, severe macroeconomic weakness and intense competition, partially offset by growth in data revenue. Revenue declined in all of the major markets in the region.

EBITDA declined by -21.5%, including a -4.9 percentage point impact from adverse foreign exchange rate movements. On an organic basis EBITDA decreased by -16.4%*, resulting from a reduction in service revenue in most markets and the impact of restructuring costs, partially offset  by a reduction in operating costs.

	Organic	Other	Foreign	Reported
	change	activity [1]	exchange	change
	%	pps	pps	%

Revenue – Southern Europe	(10.8)	(0.2)	(5.0)	(16.0)

Service revenue
Italy	(12.8)	(0.1)	(4.9)	(17.8)
Spain	(11.5)	(0.2)	(5.0)	(16.7)
Other Southern Europe	(8.2)	(0.4)	(5.1)	(13.7)
Southern Europe	(11.6)	(0.1)	(5.0)	(16.7)

EBITDA
Italy	(19.5)	–	(4.6)	(24.1)
Spain	(15.4)	(0.6)	(5.0)	(21.0)
Other Southern Europe	(7.1)	(0.4)	(5.9)	(13.4)
Southern Europe	(16.4)	(0.2)	(4.9)	(21.5)

Adjusted operating profit
Italy	(28.7)	(0.1)	(4.2)	(33.0)
Spain	(34.3)	(0.9)	(4.4)	(39.6)
Other Southern Europe	(10.4)	(0.9)	(6.0)	(17.3)
Southern Europe	(27.5)	(0.3)	(4.5)	(32.3)

Note:

1	“Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 October 2011. Refer to note 4 on page 38 for more details.

Italy

Service revenue declined by -12.8%* driven by the severe macroeconomic weakness and intense competition, as well as the impact of MTR cuts starting from 1 July 2012. Data revenue increased by 4.4%* driven by mobile internet growth and the higher penetration of smartphones, which more than offset the decline in mobile broadband revenue. Vodafone Red plans, branded as “Vodafone Relax” in Italy, continued to perform well and now account for approximately 30% of the contract customer base at 31 March 2013. The majority of contract additions are Vodafone Relax tariffs. Fixed revenue declined by -6.8%* driven by intense competition and a reduction in the customer base due to the decision to stop consumer acquisitions in areas where margins are impacted by unfavourable regulated wholesale prices.

LTE commercial services were launched in October 2012 and were available in 21 cities at 31 March 2013.

EBITDA declined by -19.5%*, with a -4.3* percentage point fall in the EBITDA margin, driven by the decline in service revenue and an increase in commercial costs, partially offset by operating cost efficiencies such as site sharing agreements and the outsourcing of network maintenance.

Spain

Service revenue declined by -11.5%* driven by continued macroeconomic weakness, high unemployment leading to customers optimising their spend, and a lower customer base following our decision to remove handset subsidies for a period earlier in the year. Competition remains intense with the increased popularity of converged consumer offers in the market. Data revenue grew by 16.5%* driven by the higher penetration of smartphones and an increase in those sold with a data bundle. Vodafone Red, which was launched in Q3, continues to perform well. Fixed revenue declined by -2.9%*, primarily due to intense competition, although new converged fixed/mobile tariffs had a positive impact on fixed broadband customer additions during Q4.

In March 2013 Vodafone Spain signed an agreement with Orange to co-invest in a fibre network in Spain, with the intention to reach six million households and workplaces across 50 cities by September 2017. The combined capital expenditure is expected to reach €1 billion.

FINANCIAL RESULTS

EBITDA declined by -15.4%*, with a -0.7* percentage point reduction in EBITDA margin, primarily driven by lower revenue and the impact of restructuring costs offset by commercial and operating cost efficiencies. The EBITDA margin stabilised in H2, benefiting from lower operating and commercial costs.

Other Southern Europe

Service revenue declined by -8.2%*, driven by declines in Greece and Portugal, which more than offset growth in Albania and Malta. Macroeconomic weakness and intense competition resulted in service revenue declines of               -13.4%* and -8.2%* in Greece and Portugal, respectively. Greece and Portugal were also impacted by an MTR cut.

EBITDA declined by -7.1%*, with a -0.4* percentage point reduction in EBITDA margin, primarily driven by lower service revenue, partially offset by operating cost efficiencies.

FINANCIAL RESULTS

Africa, Middle East and Asia Pacific

	India	Vodacom	Other AMAP	Eliminations	AMAP	% change
	£m	£m	£m	£m	£m	£	Organic
31 March 2013
Voice revenue	3,215	3,077	2,250	–	8,542
Messaging revenue	156	258	407	–	821
Data revenue	369	743	515	–	1,627
Fixed line revenue	19	91	341	–	451
Other service revenue	533	251	121	(1)	904
Service revenue	4,292	4,420	3,634	(1)	12,345	(3.2)	3.9
Other revenue	32	786	303	–	1,121
Revenue	4,324	5,206	3,937	(1)	13,466	(2.9)	4.3
Direct costs	(1,255)	(904)	(1,253)	1	(3,411)
Customer costs	(187)	(1,359)	(550)	–	(2,096)
Operating expenses	(1,642)	(1,052)	(1,087)	–	(3,781)
EBITDA	1,240	1,891	1,047	–	4,178	1.5	10.3
Depreciation and amortisation:
Acquired intangibles	(294)	(231)	(54)	–	(579)
Purchased licences	(75)	(2)	(124)	–	(201)
Other	(650)	(462)	(660)	–	(1,772)
Share of result in associates	–	–	52	–	52
Adjusted operating profit	221	1,196	261	–	1,678	14.0	26.7

EBITDA margin	28.7%	36.3%	26.6%		31.0%

31 March 2012
Voice revenue	3,253	3,452	2,369	–	9,074
Messaging revenue	207	289	435	–	931
Data revenue	347	690	483	–	1,520
Fixed line revenue	15	225	200	–	440
Other service revenue	393	252	141	–	786
Service revenue	4,215	4,908	3,628	–	12,751
Other revenue	50	730	337	–	1,117
Revenue	4,265	5,638	3,965	–	13,868
Direct costs	(1,303)	(1,152)	(1,206)	–	(3,661)
Customer costs	(226)	(1,396)	(667)	–	(2,289)
Operating expenses	(1,614)	(1,160)	(1,029)	–	(3,803)
EBITDA	1,122	1,930	1,063	–	4,115
Depreciation and amortisation:
Acquired intangibles	(331)	(358)	(47)	–	(736)
Purchased licences	(85)	(1)	(115)	–	(201)
Other	(646)	(487)	(609)	–	(1,742)
Share of result in associates	–	–	36	–	36
Adjusted operating profit	60	1,084	328	–	1,472

EBITDA margin	26.3%	34.2%	26.8%		29.7%

Change at constant exchange rates

	%	%	%
Voice revenue	11.1	(0.6)	(3.4)
Messaging revenue	(15.4)	0.2	(6.2)
Data revenue	19.8	21.1	7.6
Fixed line revenue	41.6	(60.3)	77.3
Other service revenue	52.1	8.3	(14.2)
Service revenue	14.5	(0.2)	1.7
Other revenue	(27.9)	20.8	(9.8)
Revenue	14.0	2.5	0.7
Direct costs	(8.2)	15.5	(5.8)
Customer costs	7.0	(9.9)	17.2
Operating expenses	(14.6)	0.5	(7.8)
EBITDA	23.9	10.3	(0.6)
Depreciation and amortisation:
Acquired intangibles	–	26.7	(16.6)
Purchased licences	(0.1)	(39.5)	(7.7)
Other	(13.1)	(4.4)	(10.9)
Share of result in associates	–	–	39.0
Adjusted operating profit	287.7	25.1	(21.7)

EBITDA margin movement (pps)	2.3	2.5	(0.3)

FINANCIAL RESULTS

Revenue declined by -2.9% including a -8.2 percentage point adverse impact from foreign exchange rate movements, particularly the Indian rupee and the South African rand. On an organic basis service revenue grew by 3.9%* driven by customer and data revenue growth, partially offset by the impact of MTR reductions, competitive and regulatory pressures, and a general weakening in macroeconomic conditions. Growth was led by robust performances in India, Vodacom, Egypt, Ghana and Qatar, offset by service revenue declines in Australia and New Zealand.

EBITDA increased by 1.5% after a -9.4 percentage point adverse impact from foreign exchange rate movements. On an organic basis, EBITDA grew by 10.3%* driven primarily by strong growth in India, Vodacom and Egypt as well as improved contributions from Ghana and Qatar, offset in part by declines in Australia and New Zealand.

	Organic	Other	Foreign	Reported
	change	activity [1]	exchange	change
	%	pps	pps	%

Revenue – AMAP	4.3	1.0	(8.2)	(2.9)

Service revenue
India	10.7	3.8	(12.7)	1.8
Vodacom	3.0	(3.2)	(9.7)	(9.9)
Other AMAP	(2.1)	3.8	(1.5)	0.2
AMAP	3.9	1.1	(8.2)	(3.2)

EBITDA
India	24.0	(0.1)	(13.4)	10.5
Vodacom	10.3	–	(12.3)	(2.0)
Other AMAP	(2.6)	2.0	(0.9)	(1.5)
AMAP	10.3	0.6	(9.4)	1.5

Adjusted operating profit
India	291.1	(3.4)	(19.4)	268.3
Vodacom	24.8	0.3	(14.8)	10.3
Other AMAP	(12.5)	(9.2)	1.3	(20.4)
AMAP	26.7	(2.1)	(10.6)	14.0

Note:

1

“Other activity” includes the impact of M&A activity, the revision to intra-group roaming charges from 1 October 2011, and the impact of Indus Towers revising its accounting for energy cost recharges. Refer to note 4 on page 38 for more details.

India

Service revenue grew by 10.7%* driven by strong growth in mobile voice minutes and data revenue, partially offset by the impact of regulatory changes. Average customer growth slowed in Q4, as Q3 regulatory changes affecting subscriber verification continued to impact gross additions, however customer acquisition costs remained low.

For the year as a whole, growth was negatively impacted by the introduction of new consumer protection regulations on the charging of access fees and the marketing of integrated tariffs and value-added services. However, in Q4 the customer base returned to growth and usage increased. Data revenue grew by 19.8%* driven by increased data customers and higher smartphone penetration. At 31 March 2013 active data customers totalled 37.3 million including approximately 3.3 million 3G data customers.

There was a lower rate of growth at Indus Towers, our network infrastructure joint venture, with a slow down in tenancies from smaller entrants, some operators exiting sites following licence cancellations and a change in the pricing structure for some existing customers in the first half of the year.

EBITDA grew by 24.0%*, with a 3.3* percentage point increase in EBITDA margin, driven by the higher revenue, operating cost efficiencies and the impact of lower customer acquisition costs, partially offset by inflationary pressure.

Vodacom

Service revenue grew by 3.0%* mainly driven by growth in Tanzania, the Democratic Republic of Congo (‘DRC’) and Mozambique. In South Africa, service revenue decreased by -0.3%*, with the growth in data revenue and the success of new prepaid offers being more than offset by MTR reductions, macroeconomic weakness leading to customer spend optimisation with lower out-of-bundle usage, and a weaker performance from independent service providers. Data revenue in South Africa grew by 16.1%*, with higher smartphone penetration and data bundles offsetting

FINANCIAL RESULTS

continued pricing pressure. Vodafone Smart and Vodafone Red, our new range of integrated contract price plans, were introduced in South Africa during March 2013.

On 10 October 2012, Vodacom announced the commercial launch of South Africa’s first LTE network, with 601 LTE sites operational at 31 March 2013.

Vodacom’s mobile operations outside South Africa delivered strong service revenue growth of 23.3%*, excluding Vodacom Business Africa, driven by a larger customer base and increasing data take-up. M-Pesa continues to perform well in Tanzania, with approximately 4.9 million active users, and was launched in DRC in November 2012. During the year Vodacom DRC became the first operator to launch 3G services in the DRC.

EBITDA grew by 10.3%*, with a 1.6* percentage point increase in EBITDA margin, primarily driven by revenue growth in Vodacom’s mobile operations outside South Africa and savings in network costs in South Africa following investment in single RAN and transmission equipment.

Other AMAP

Organic service revenue decreased by -2.1%* with growth in Egypt, Ghana and Qatar more than offset by revenue declines in Australia and New Zealand. Australia continued to experience steep revenue declines on the back of ongoing service perception issues and a declining customer base. There has been a strong focus on network improvement and arresting the weakness in brand perception. In Egypt the launch of value management initiatives, take-up of data sevices and the increase in international incoming call volumes and rates drove service revenue growth of 3.7%*, despite competitive pressures and the uncertain political environment. Data revenue continued to show strong growth of 29.6%* and fixed line revenue grew by 29.0%*. In Qatar service revenue grew by 29.8%*, driven by the growth in the customer base, which is now over one million, supported by successful new propositions. In Ghana, continued strong growth in the customer base and the success of integrated tariffs led to service revenue growth of 24.2%*.

EBITDA declined by -2.6%*, with EBITDA margin remaining stable, with the impact of service revenue declines in Australia and New Zealand offsetting growth in Egypt, Qatar and Ghana.

FINANCIAL RESULTS

Non-Controlled Interests

Verizon Wireless1 2

	2013	2012	% change
	£m	£m	£	Organic

Service revenue	19,697	18,039	9.2	8.1
Revenue	21,972	20,187	8.8	7.8
EBITDA	8,831	7,689	14.9	13.6
Interest	(25)	(212)	(88.2)
Tax[2]	13	(287)	(104.5)
Group’s share of result in VZW	6,422	4,867	31.9	30.5

KPIs (100% basis)
Retail connections (‘000)[3]	98,930	92,988
Retail postpaid accounts (‘000)	34,943	34,569
Retail postpaid ARPA[4] (US$)	148.3	138.6
Total smartphone percentage of postpaid phone base	61.4%	46.8%
Retail churn	14.5%	14.8%

In the US VZW reported 5.9 million net mobile retail connection additions in the year, bringing its closing mobile retail connection base to 98.9 million, up 6.4%.

Service revenue growth of 8.1%* continued to be driven by the expanding number of accounts and ARPA growth from increased smartphone penetration and a higher number of connections per account.

EBITDA margin improved, with efficiencies in operating expenses and direct costs partially offset by higher acquisition and retention costs reflecting the increased new connections and demand for smartphones.

VZW’s net debt at 31 March 2013 totalled US$6.2 billion5 (2012: US$6.4 billion5). During the year VZW paid a US$8.5 billion income dividend to its shareholders and completed the acquisition of spectrum licences for US$3.7 billion (net).

Notes:

1                  All amounts represent the Group’s share based on its 45% equity interest, unless otherwise stated.

2                  The Group’s share of the tax attributable to VZW relates only to the corporate entities held by the VZW partnership and certain US state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

3                  The definition of “connections” reported by VZW is the same as “customers” as reported by Vodafone.

4                  Average monthly revenue per account.

5                  Net debt excludes pending credit card receipts.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	2013	2013	2012	2012
	£m	£m	£m	£m	%

EBITDA		13,275		14,475	(8.3)
Working capital		318		206
Other		134		143
Cash generated by operations		13,727		14,824	(7.4)
Cash capital expenditure[1]		(6,195)		(6,423)
Capital expenditure	(6,266)		(6,365)
Working capital movement in respect of capital expenditure	71		(58)
Disposal of property, plant and equipment		153		117
Operating free cash flow		7,685		8,518	(9.8)
Taxation		(2,933)		(1,969)
Dividends received from associates and investments[2]		2,420		1,171
Dividends paid to non-controlling shareholders in subsidiaries		(379)		(304)
Interest received and paid		(1,185)		(1,311)
Free cash flow		5,608		6,105	(8.1)
Tax settlement[3]		(100)		(100)
Licence and spectrum payments		(2,507)		(1,429)
Acquisitions and disposals[4]		(1,723)		4,872
Equity dividends paid		(4,806)		(6,643)
Purchase of treasury shares		(1,568)		(3,583)
Foreign exchange		(828)		1,283
Income dividend from VZW		2,409		2,855
Other[5]		982		2,073
Net debt (increase)/decrease		(2,533)		5,433
Opening net debt		(24,425)		(29,858)
Closing net debt		(26,958)		(24,425)	10.4

Notes:

1	Cash capital expenditure comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the year.
2

Dividends received from associates and investments for the year ended 31 March 2013 includes a £2,389 million (2012: £965 million) tax distribution from the Group’s 45% interest in VZW. In the year ended 31 March 2012 a final dividend of £178 million was received from SFR prior to the completion of the disposal of the Group’s 44% interest. It does not include the £2,409 million income dividend received from VZW in December 2012 and the £2,855 million income dividend received from VZW in January 2012.

3	Related to a tax settlement in the year ended 31 March 2011.
4

Acquisitions and disposals for the year ended 31 March 2013 primarily included the £1,050 million payment in relation to the acquisition of the entire share capital of CWW and £243 million in respect of convertible bonds acquired as part of the CWW acquisition, and £440 million in relation to the acquisition of TelstraClear. The year ended 31 March 2012 primarily included £6,805 million proceeds from the sale of the Group’s 44% interest in SFR, £784 million proceeds from the sale of the Group’s 24.4% interest in Polkomtel and the £2,592 million payment in relation to the purchase of non-controlling interests in Vodafone India.

5

Other for the year ended 31 March 2013 primarily includes the remaining £1,499 million consideration for the disposal of SoftBank Mobile Corp. interests in November 2010, received in April 2012, partially offset by £322 million in relation to fair value and interest accrual movements on financial instruments. The year ended 31 March 2012 primarily included £2,301 million movement in the written put options in relation to India and the return of a court deposit made in respect of the India tax case (£310 million).

Cash generated by operations decreased by -7.4% to £13.7 billion, primarily driven by lower EBITDA. Free cash flow decreased by -8.1% to £5.6 billion primarily due to lower EBITDA and higher payments for taxation, partially offset by lower cash capital expenditure, working capital movements and higher dividends received from associates and investments.

Cash capital expenditure decreased by -£0.2 billion primarily driven by working capital movements.

Payments for taxation increased by 49.0% to £2.9 billion primarily due to increased US profits and a reduction in the rate of accelerated tax depreciation in the US.

Dividends received from associates and investments increased by £1.2 billion due to the receipt of higher tax distributions from VZW to cover the higher tax liabilities in the US, partially offset by the loss of dividend income following the disposal of our 44% interest in SFR in June 2011.

Net interest payments decreased by -9.6% to £1.2 billion primarily due to the items responsible for the reduction in net financing costs (see page 10) and timing differences on coupon payments relating to certain of the Group’s interest rate management instruments.

LIQUIDITY AND CAPITAL RESOURCES

Analysis of net debt:

	2013	2012
	£m	£m

Cash and cash equivalents	7,623	7,138

Short-term borrowings
Bonds	(2,133)	(1,289)
Commercial paper[1]	(4,054)	(2,272)
Put options over non-controlling interests	(938)	–
Bank loans	(2,929)	(1,635)
Other short-term borrowings[2]	(2,235)	(1,062)
	(12,289)	(6,258)

Long-term borrowings
Put options over non-controlling interests	(77)	(840)
Bonds, loans and other long-term borrowings	(29,031)	(27,522)
	(29,108)	(28,362)

Other financial instruments[3]	6,816	3,057
Net debt	(26,958)	(24,425)

Notes:
1	At 31 March 2013 US$3,484 million was drawn under the US commercial paper programme; €2,006 million, US$35 million, JPY 5 billion and £10 million were drawn under the euro commercial paper programme.
2	At 31 March 2013 the amount includes £1,151 million (2012: £980 million) in relation to cash received under collateral support agreements.
3

Comprises i) mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (2013: £3,032 million; 2012: £2,959 million) and trade and other payables (2013: £1,104 million; 2012: £889 million); and ii) short-term investments primarily in index linked government bonds and a managed investment fund included as a component of other investments (2013: £4,888 million; 2012: £987 million).

Net debt increased by £2.5 billion to £27.0 billion, primarily due to the purchase of CWW and TelstraClear, share buybacks, payments to acquire spectrum, foreign exchange movements and dividend payments to equity holders, partially offset by cash generated by operations, the remaining consideration from the Group’s disposal of SoftBank Mobile Corp. and the £2.4 billion income dividend from VZW.

The following table sets out the Group’s undrawn committed bank facilities:

		2013
	Maturity	£m

US$4.2 billion committed revolving credit facility provided by 30 banks1 2	March 2017	2,794
€4.2 billion committed revolving credit facility provided by 31 banks[1]	July 2015	3,569
Other committed credit facilities	Various	1,309
Undrawn committed facilities		7,672

Notes:

1             Both facilities support US and euro commercial paper programmes of up to US$15 billion and £5 billion, respectively.

2             US$155 million of this facility matures March 2016.

The Group’s £4,054 million of commercial paper maturing within one year is covered 1.9 times by the £7,672 million of undrawn credit facilities. In addition, the Group has historically generated significant amounts of free cash flow which has been allocated to pay dividends, repay maturing borrowings and pay for discretionary spending. The Group currently expects to continue generating significant amounts of free cash flow.

The Group has a €30 billion euro medium-term note (‘EMTN’) programme and a US shelf registration programme which are used to meet medium- to long-term funding requirements. At 31 March 2013 the total amounts in issue under these programmes split by currency were US$21.2 billion, £2.6 billion, €8.0 billion and £0.1 billion sterling equivalent of other currencies.

LIQUIDITY AND CAPITAL RESOURCES

At 31 March 2013 the Group had bonds outstanding with a nominal value of £22.8 billion (2012: £18.3 billion). Details of bonds issued between 1 April 2012 and 30 September 2012 are included in the Group’s half-year financial report for the six months ended 30 September 2012. Between 1 October 2012 and 31 March 2013 the following bonds were issued:

Date issued	Maturity	Currency	Amount million	Sterling equivalent million	Programme
19 February 2013	19 February 2016	US$	1,600	1,053	US shelf programme
19 February 2013	19 February 2018	US$	1,400	921	US shelf programme
19 February 2013	19 February 2023	US$	1,600	1,053	US shelf programme
19 February 2013	19 February 2043	US$	1,400	921	US shelf programme

Dividends

In May 2010 the directors issued a dividend per share growth target of at least 7% per annum for each of the financial years in the period ending 31 March 2013.

Accordingly, the directors have announced a final dividend per share of 6.92 pence, representing a 7.0% increase over the prior financial year’s final dividend.

Going forward the Board aims at least to maintain the ordinary dividend per share at current levels.

The ex-dividend date for the final dividend is 12 June 2013 for ordinary shareholders, the record date is 14 June 2013 and the dividend is payable on 7 August 2013. Dividend payments on ordinary shares will be paid by direct credit into a nominated bank or building society account or, alternatively, into the Company’s dividend reinvestment plan. The Company does not pay dividends by cheque. Ordinary shareholders who have not already done so should provide appropriate bank account details to the Company’s Registrars: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY.

Share buyback programmes

Following the disposal of the Group’s entire 44% interest in SFR to Vivendi on 16 June 2011, the Group initiated a £4.0 billion share buyback programme which was completed on 6 August 2012. Under this programme the Group purchased a total of 2,330,039,575 shares at an average price per share, including transaction costs, of 171.67 pence.

On 12 November 2012 VZW declared a dividend of US$8.5 billion (£5.3 billion), of which Vodafone’s share was US$3.8 billion (£2.4 billion). The Board of Vodafone therefore announced a £1.5 billion share buyback programme which commenced on receipt of the dividend in December 2012 and was initiated under the authority granted by the shareholders at the 2012 annual general meeting.

Details of the shares purchased to date, including those purchased under irrevocable instructions, are shown below:

	Number of shares purchased[1]	Average price paid per share inclusive of transaction costs	Total number of shares purchased under publicly announced share buyback programme[2]		Maximum value of shares that may yet be purchased under the programme[3]
Date of share purchase	‘000	Pence	‘000		£m
December 2012	90,755	158.85	90,755		1,356
January 2013	118,500	164.48	209,255		1,161
February 2013	44,396	172.55	253,651		1,084
March 2013	18,000	183.98	271,651		1,051
April 2013	43,000	192.54	314,651		968
May 2013	91,750	196.05	406,401		789
Total	406,401	175.06	406,401	[4]	789

Notes:

1    The nominal value of shares purchased is 11 3/7 US cents each.

2    No shares were purchased outside the publicly announced share buyback programme.

3    In accordance with authorities granted by shareholders in general meeting.

4    The total number of shares purchased represents 0.83% of our issued share capital, excluding treasury shares, at 20 May 2013.

LIQUIDITY AND CAPITAL RESOURCES

Option agreements and similar arrangements

The Group is party to a number of option agreements which could result in it being required to pay cash to maintain or increase its equity interests in its operations in India and the US.

Details of the option agreements in relation to India and the US are available on page 59 of the Group’s annual report for the year ended 31 March 2012.

OTHER SIGNIFICANT DEVELOPMENTS

Indian tax

On 16 March 2012 the Indian government introduced proposed legislation (the ‘Finance Bill 2012’) purporting to overturn the Indian Supreme Court judgment with retrospective effect back to 1962. On 17 April 2012 Vodafone International Holdings BV (‘VIHBV’) filed a trigger notice under the Dutch-India Bilateral Investment Treaty (‘BIT’) signaling its intent to invoke arbitration under the BIT should the new laws be enacted. The Finance Bill 2012 received Presidential assent and became law on 28 May 2012 (the ‘Finance Act 2012’). The Finance Act 2012 is intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with Hutchison Telecommunications International Limited group (‘ HTIL’) in 2007. Further it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withholding tax.

The Indian Government commissioned a committee of experts (the ‘Shome committee’) consisting of academics, and current and former Indian government officials, to examine, and make recommendations in respect of, aspects of the Finance Act 2012 including the retrospective taxation of transactions such as VIHBV’s transaction with HTIL referred to above. On 10 October 2012 the Shome committee published its draft report for comment. The draft report concluded that tax legislation in the Finance Act 2012 should only be applied prospectively or, if applied retrospectively, that only a seller who made a gain should be liable and, in that case, without any liability for interest or penalties. The Shome committee’s final report was submitted to the Indian Government on 31 October 2012, but no final report has been published, and it remains unclear what the Indian Government intends to do with the Shome committee’s final report or its recommendations.

VIHBV has not received any formal demand for taxation following the Finance Act 2012, but it did receive a letter on 3 January 2013 reminding it of the tax demand raised prior to the Indian Supreme Court judgment and purporting to update the interest element of that demand in a total amount of INR 142 billion (£1.6 billion). The separate proceedings taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, remain pending despite the issue having been ruled upon by the Indian Supreme Court. Should a further demand for taxation be received by VIHBV or any member of the Group as a result of the new retrospective legislation, the Group believes it is probable that it will be able to make a successful claim under the BIT. Although this would not result in any outflow of economic benefit from the Group, it could take several years for VIHBV to recover any deposit required by an Indian Court as a condition for any stay of enforcement of a tax demand pending the outcome of VIHBV’s BIT claim. However, VIHBV expects that it would be able to recover any such deposit. VIHBV is exploring with the Indian Government whether a mechanism exists under Indian law which would allow the parties to explore the possibility of a negotiated resolution of this dispute, but there is no certainty that such a mechanism exists or that a resolution acceptable to both VIHBV and the Indian Government could be reached.

The Group did not carry a provision for this litigation or in respect of the retrospective legislation at 31 March 2013 or at previous reporting dates.

Additional details on this matter are available under “Legal proceedings” on page 138 of the Group’s annual report for the year ended 31 March 2012.

Telecom Egypt arbitration

In October 2009 Telecom Egypt commenced arbitration against Vodafone Egypt in Cairo alleging breach of non-discrimination provisions in an interconnection agreement as a result of allegedly lower interconnection rates paid to Vodafone Egypt by Mobinil.

Final submissions in the Telecom Egypt arbitration case were submitted on 5 February 2013. The arbitration hearing, previously scheduled to last fifteen days, commencing 7 May 2013, has been postponed. No new date for the hearing has yet been set. Additional details on this matter are available under “Legal proceedings” on page 138 of the Group’s annual report for the year ended 31 March 2012.

TelstraClear Limited

On 30 October 2012 regulatory approval was received for Vodafone New Zealand’s acquisition of TelstraClear Limited. The transaction completed on 31 October 2012 for a cash consideration of NZ$840 million (£440 million).

OTHER SIGNIFICANT DEVELOPMENTS

India spectrum

On 15 November 2012 Vodafone India acquired 1800 MHz licences in 14 telecom circles for a total amount of INR 11.3 billion (£138 million).

Ireland spectrum

On 16 November 2012 Vodafone Ireland acquired spectrum for a total amount of €161 million (£130 million). Vodafone Ireland acquired 2x10 MHz in the 800 MHz band, 2x10 MHz in the 900 MHz band, and 2x15 MHz in the 1800 MHz band valid from 2013 until 2015. Vodafone Ireland also acquired 2x10 MHz in the 800 MHz band, 2x10 MHz in the 900 MHz band, and 2x25 MHz in the 1800 MHz band valid from 2015 until 2030.

Netherlands spectrum

On 14 December 2012 Vodafone Netherlands acquired spectrum of 2x10 MHz in the 800 MHz band, 2x10 MHz in the 900 MHz band, and 2x20 MHz in the 1800 MHz band, all valid for 17 years. Additionally, Vodafone Netherlands acquired 2x5 MHz in the 2.1 GHz band for four years. The total amount payable was €1.4 billion (£1.1 billion).

UK spectrum

On 20 February 2013 Vodafone UK acquired 2x10 MHz of 800 MHz spectrum, 2x20 MHz of 2.6 GHz spectrum and 25 MHz of 2.6 GHz unpaired spectrum for a cost of £803 million.

Adoption of new accounting standards

The Group adopted a number of new international financial reporting standards (IFRS) on 1 April 2013, the most significant being IFRS 11 Joint Arrangements and amendments to IAS 19 Employee Benefits.

Unaudited restated financial information prepared in accordance with IFRS 11 and amendments to IAS 19 for the six months ended 30 September 2012 and the year ended 31 March 2012 was provided in a press release issued on 4 April 2013, available at vodafone.com/investor, which includes further details on the changes implemented.

Unaudited restated financial information prepared in accordance with IFRS 11 and amendments to IAS 19 for the year ended 31 March 2013 is shown on pages 40 to 44.

Revenue restructure

Effective from 1 April 2013 the Group has changed the classification of service revenue from voice, messaging and data revenue to mobile in-bundle, mobile out-of-bundle and mobile incoming revenue. Data revenue will continue to be disclosed separately. Results for the 2013 financial year have been restated in line with this new basis and are disclosed in the results spread sheet available at vodafone.com/investor.

Verizon Wireless dividend

On 13 May 2013 VZW declared a dividend of US$7.0 billion (£4.6 billion). The dividend will be received by the end of  June 2013. As a 45% shareholder in VZW, Vodafone’s share of the dividend is US$3.2 billion (£2.1 billion). The cash will be retained in the business.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

	2013		2012
	£m		£m

Revenue	44,445		46,417
Cost of sales	(30,505)		(31,546)
Gross profit	13,940		14,871
Selling and distribution expenses	(3,258)		(3,227)
Administrative expenses	(5,199)		(5,075)
Share of result in associates	6,477		4,963
Impairment loss	(7,700)		(4,050)
Other income and expense	468		3,705
Operating profit	4,728		11,187
Non-operating income and expense	10		(162)
Investment income	305		456
Financing costs	(1,788)		(1,932)
Profit before taxation	3,255		9,549
Income tax expense	(2,582)		(2,546)
Profit for the financial year	673		7,003

Attributable to:
– Equity shareholders	429		6,957
– Non-controlling interests	244		46
	673		7,003

Earnings per share
– Basic	0.87	p	13.74	p
– Diluted	0.87	p	13.65	p

Consolidated statement of comprehensive income

	2013	2012
	£m	£m

Losses on revaluation of available-for-sale investments, net of tax	(73)	(17)
Foreign exchange translation differences, net of tax	362	(3,673)
Net actuarial losses on defined benefit pension schemes, net of tax	(198)	(272)
Foreign exchange losses/(gains) transferred to the income statement	1	(681)
Fair value gains transferred to the income statement	(12)	–
Other, net of tax	(4)	(10)
Other comprehensive income/(loss)	76	(4,653)
Profit for the financial year	673	7,003
Total comprehensive income for the financial year	749	2,350

Attributable to:
– Equity shareholders	604	2,383
– Non-controlling interests	145	(33)
	749	2,350

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

	2013	2012
	£m	£m

Non-current assets
Goodwill	30,372	38,350
Other intangible assets	22,025	21,164
Property, plant and equipment	20,331	18,655
Investments in associates	38,635	35,108
Other investments	774	791
Deferred tax assets	2,920	1,970
Post employment benefits	52	31
Trade and other receivables	4,302	3,482
	119,411	119,551
Current assets
Inventory	450	486
Taxation recoverable	452	334
Trade and other receivables	9,412	10,744
Other investments	5,350	1,323
Cash and cash equivalents	7,623	7,138
	23,287	20,025
Total assets	142,698	139,576

Equity
Called up share capital	3,866	3,866
Additional paid-in capital	154,279	154,123
Treasury shares	(9,029)	(7,841)
Retained losses	(88,785)	(84,184)
Accumulated other comprehensive income	11,146	10,971
Total equity shareholders’ funds	71,477	76,935

Non-controlling interests	1,890	2,090
Put options over non-controlling interests	(879)	(823)
Total non-controlling interests	1,011	1,267
Total equity	72,488	78,202

Non-current liabilities
Long-term borrowings	29,108	28,362
Taxation liabilities	150	250
Deferred tax liabilities	6,698	6,597
Post employment benefits	629	337
Provisions	907	479
Trade and other payables	1,494	1,324
	38,986	37,349
Current liabilities
Short-term borrowings	12,289	6,258
Taxation liabilities	1,919	1,898
Provisions	818	633
Trade and other payables	16,198	15,236
	31,224	24,025
Total equity and liabilities	142,698	139,576

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive income[2]	Equity shareholders’ funds	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m

1 April 2011	4,082	153,760	(8,171)	(62,116)	87,555	6	87,561
Issue or reissue of shares	–	2	277	(208)	71	–	71
Redemption or cancellation of shares	(216)	216	4,724	(4,724)	–	–	–
Purchase of own shares	–	–	(4,671) [3]	–	(4,671)	–	(4,671)
Share-based payment	–	145[4]	–	–	145	–	145
Transactions with non-controlling interests in subsidiaries	–	–	–	(1,908)	(1,908)	1,599	(309)
Comprehensive income	–	–	–	2,383	2,383	(33)	2,350
Dividends	–	–	–	(6,654)	(6,654)	(305)	(6,959)
Other	–	–	–	14	14	–	14
31 March 2012	3,866	154,123	(7,841)	(73,213)	76,935	1,267	78,202

Issue or reissue of shares	–	2	287	(237)	52	–	52
Purchase of own shares	–	–	(1,475) [3]	–	(1,475)	–	(1,475)
Share-based payment	–	152[4]	–	–	152	–	152
Transactions with non-controlling interests in subsidiaries	–	–	–	(7)	(7)	(17)	(24)
Comprehensive income	–	–	–	604	604	145	749
Dividends	–	–	–	(4,801)	(4,801)	(384)	(5,185)
Other	–	2	–	15	17	–	17
31 March 2013	3,866	154,279	(9,029)	(77,639)	71,477	1,011	72,488

Notes:

1             Includes share premium, capital redemption reserve and merger reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

2             Includes retained losses and accumulated other comprehensive income.

3             Amount for 2013 includes a commitment for the purchase of own shares of £1,026 million (2012: £1,091 million).

4             Includes an £18 million tax credit (2012: £2 million).

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

	2013	2012
	£m	£m

Net cash flow from operating activities	10,694	12,755

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired	(1,432)	(149)
Other investing activities in relation to the purchase of subsidiaries	–	310
Purchase of interests in associates	(6)	(5)
Purchase of intangible assets	(4,036)	(3,090)
Purchase of property, plant and equipment	(4,666)	(4,762)
Purchase of investments	(4,249)	(417)
Disposal of interests in subsidiaries and joint ventures, net of cash disposed	27	832
Disposal of interests in associates	–	6,799
Disposal of property, plant and equipment	153	117
Disposal of investments	1,523	66
Dividends received from associates	4,827	4,023
Dividends received from investments	2	3
Interest received	459	322
Taxation on investing activities	–	(206)
Net cash flow from investing activities	(7,398)	3,843

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	52	71
Net movement in short-term borrowings	1,672	1,206
Proceeds from issue of long-term borrowings	5,422	1,642
Repayment of borrowings	(1,720)	(3,520)
Purchase of treasury shares	(1,568)	(3,583)
Equity dividends paid	(4,806)	(6,643)
Dividends paid to non-controlling interests in subsidiaries	(379)	(304)
Contributions from non-controlling shareholders in subsidiaries	22	–
Other transactions with non-controlling interests in subsidiaries	(7)	(2,605)
Interest paid	(1,644)	(1,633)
Net cash flow from financing activities	(2,956)	(15,369)

Net cash flow	340	1,229
Cash and cash equivalents at beginning of the financial year	7,088	6,205
Exchange gain/(loss) on cash and cash equivalents	170	(346)
Cash and cash equivalents at end of the financial year	7,598	7,088

CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation

The preliminary results for the year ended 31 March 2013 are an abridged statement of the full annual report which was approved by the Board of directors on 21 May 2013. The consolidated financial statements within the full annual report are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board. They are also prepared in accordance with IFRS as adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations.

The auditor’s report on those consolidated financial statements was unqualified, did not draw attention to any matters by way of emphasis without qualifying their report, and did not contain statements under section 498(2) or 498(3) of the Companies Act 2006. The preliminary results do not comprise statutory accounts within the meaning of section 434(3) of the Companies Act 2006. The annual report for the year ended 31 March 2013 will be delivered to the Registrar of Companies following the Company’s annual general meeting to be held on 23 July 2013.

The financial information included in this preliminary announcement does not itself contain sufficient information to comply with IFRS. The Company will publish full financial statements that comply with IFRS in June 2013.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

2. Equity dividends

	2013	2012
	£m	£m

Declared during the financial year:
Final dividend for the year ended 31 March 2012: 6.47 pence per share (2011: 6.05 pence per share)	3,193	3,102
Interim dividend for the year ended 31 March 2013: 3.27 pence per share (2012: 3.05 pence per share)	1,608	1,536
Second interim dividend for the year ended 31 March 2013: nil (2012: 4.00 pence per share)	–	2,016
	4,801	6,654

Proposed after the end of the reporting period and not recognised as a liability:
Final dividend for the year ended 31 March 2013: 6.92 pence per share (2012: 6.47 pence per share)	3,377	3,195

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information
EBITDA	Operating profit	Group results on page 9
Adjusted operating profit	Operating profit	Group results on page 9
Adjusted operating profit from controlled and jointly controlled operations, before our share of associates profit	Operating profit	Group results on page 9
Adjusted profit before tax	Profit before taxation	Taxation on page 11
Adjusted effective tax rate	Income tax expense as a percentage of profit before taxation	Taxation on page 11
Adjusted income tax expense	Income tax expense	Taxation on page 11
Adjusted profit attributable to equity shareholders	Profit attributable to equity shareholders	Earnings per share on page 11
Adjusted earnings per share	Basic earnings per share	Earnings per share on page 11 and 36
Operating free cash flow	Cash generated by operations	Cash flows and funding beginning on page 22
Free cash flow	Cash generated by operations	Cash flows and funding beginning on page 22
Net debt	Short-term borrowings, long-term borrowings, cash and cash equivalents and other financial instruments	Analysis of net debt on page 23

ADDITIONAL INFORMATION

Regional results for the year ended 31 March

	Revenue		EBITDA		Adjusted operating profit/(loss)		Capital expenditure		Operating free cash flow
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Germany	7,857	8,233	2,735	2,965	1,305	1,491	1,073	880	1,717	2,136
UK	5,150	5,397	1,209	1,294	294	402	601	575	772	673
Other Northern and Central Europe
CWW	1,273	–	169	–	(128)	–	252	–	(63)	–
Netherlands	1,639	1,775	584	600	313	340	225	243	376	393
Turkey	1,948	1,704	322	265	15	–	247	266	83	(7)
Romania	627	701	225	262	106	84	79	80	147	158
Other[1]	1,694	1,862	469	548	176	213	212	240	299	298
	7,181	6,042	1,769	1,675	482	637	1,015	829	842	842

Intra-region eliminations	(89)	(97)	–	–	–	–	–	–	–	–
Northern and Central Europe	20,099	19,575	5,713	5,934	2,081	2,530	2,689	2,284	3,331	3,651
Italy	4,755	5,658	1,908	2,514	1,163	1,735	567	621	1,430	1,836
Spain	3,904	4,763	942	1,193	342	566	377	429	503	680
Other Southern Europe
Greece	742	875	189	202	66	43	66	78	50	191
Portugal	941	1,065	365	446	190	267	129	151	256	307
Other[1]	200	188	79	83	41	49	30	31	51	47
	1,883	2,128	633	731	297	359	225	260	357	545
Intra-region eliminations	(20)	(27)	–	–	–	–	–	–	–	–
Southern Europe	10,522	12,522	3,483	4,438	1,802	2,660	1,169	1,310	2,290	3,061
India	4,324	4,265	1,240	1,122	221	60	554	805	729	531
Vodacom	5,206	5,638	1,891	1,930	1,196	1,084	703	723	1,356	1,415
Other AMAP
Egypt	1,259	1,262	568	552	312	320	210	210	356	257
Other[1]	2,678	2,703	479	511	(51)	8	510	583	88	57
	3,937	3,965	1,047	1,063	261	328	720	793	444	314
Intra-region eliminations	(1)	–	–	–	–	–	–	–	–	–
AMAP	13,466	13,868	4,178	4,115	1,678	1,472	1,977	2,321	2,529	2,260
Non-Controlled Interests and Common Functions	481	615	(99)	(12)	6,399	4,870	431	450	(465)	(454)
Inter-region eliminations	(123)	(163)	–	–	–	–	–	–	–	–
Group[2]	44,445	46,417	13,275	14,475	11,960	11,532	6,266	6,365	7,685	8,518

Notes:

1

Includes elimination of £10 million (2012: £13 million) of intercompany revenue between operating companies within the Other Northern and Central Europe segment, £2 million (2012: £3 million) of intercompany revenue between operating companies within the Other Southern Europe segment and £4 million (2012: £5 million) of intercompany revenue between operating companies within the Other AMAP segment.

2

From 1 October 2011 the Group revised its intra-group roaming charges. Whilst neutral to Group revenue and profitability, these changes have had an impact on reported revenue by country and regionally since 1 October 2011. Prior year reported revenue has not been restated.

See page 33 for “Use of non-GAAP financial information” and page 38 for “Definitions of terms”.

ADDITIONAL INFORMATION

Service revenue – quarter ended 31 March

	Group1 2		Northern and Central Europe		Southern Europe		AMAP
	2013	2012	2013	2012	2013	2012	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	5,435	6,039	2,045	2,162	1,270	1,611	2,122	2,264
Messaging revenue	1,144	1,271	703	750	242	293	199	229
Data revenue	1,787	1,604	903	802	433	408	444	396
Fixed line revenue	1,392	909	1,012	538	240	259	141	111
Other service revenue	654	557	217	206	132	94	239	214
Service revenue	10,412	10,380	4,880	4,458	2,317	2,665	3,145	3,214

	% change
	Group		Northern and Central Europe		Southern Europe		AMAP
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Voice revenue	(10.0)	(8.5)	(5.4)	(6.7)	(21.2)	(22.6)	(6.3)	0.6
Messaging revenue	(10.0)	(10.2)	(6.3)	(7.2)	(17.4)	(19.1)	(13.1)	(8.5)
Data revenue	11.4	11.9	12.6	11.1	6.1	4.0	12.1	21.0
Fixed line revenue	53.1	(3.3)	88.1	(2.4)	(7.3)	(9.6)	27.0	19.9
Other service revenue	17.4	8.6	5.3	(2.9)	40.4	36.8	11.7	(1.7)
Service revenue	0.3	(4.2)	9.5	(2.9)	(13.1)	(14.8)	(2.1)	2.6

	Germany		UK		Italy		Spain		India		Vodacom
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	672	720	542	585	497	664	512	639	848	842	714	850
Messaging revenue	202	229	315	324	166	197	37	54	41	51	61	72
Data revenue	446	395	221	220	182	178	190	171	107	88	196	178
Fixed line revenue	438	456	13	12	142	151	79	90	6	6	—	57
Other service revenue	83	71	97	112	64	52	66	39	146	109	63	69
Service revenue	1,841	1,871	1,188	1,253	1,051	1,242	884	993	1,148	1,096	1,034	1,226

	% change
	Germany		UK		Italy		Spain		India		Vodacom
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Service revenue	(1.6)	(3.5)	(5.2)	(6.6)	(15.4)	(17.0)	(11.0)	(12.7)	4.7	7.2	(15.7)	(0.9)

Notes:

1

From 1 October 2011 the Group revised its intra-group roaming charges. Whilst neutral to Group revenue and profitability, these changes have had an impact on reported service revenue by country and regionally since 1 October 2011. Whilst prior year reported revenue has not been restated, to ensure comparability in organic growth rates, country and regional revenue in the prior financial year have been recalculated based on the new pricing structure to form the basis for our organic calculations.

2	The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions, and intercompany eliminations.

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Note	Reported	Adjustments	Adjusted
Year ended 31 March 2013		£m	£m	£m

Operating profit	1	4,728	7,232	11,960
Non-operating income and expense		10	(10)	–
Net financing costs	2	(1,483)	51	(1,432)
Profit before taxation		3,255	7,273	10,528
Income tax expense		(2,582)	(12)	(2,594)
Profit for the financial year		673	7,261	7,934

Attributable to:
– Equity shareholders		429	7,267	7,696
– Non-controlling interests		244	(6)	238

Basic earnings per share		0.87p		15.65p

Notes:

1	Adjustment primarily relates to the £4,500 million impairment loss for Vodafone Italy and the £3,200 million impairment loss for Vodafone Spain and a gain on acquisition of CWW of £473 million.
2	Adjustment comprises foreign exchange rate movements on certain intercompany balances.

	Note	Reported	Adjustments	Adjusted
Year ended 31 March 2012		£m	£m	£m

Operating profit	1	11,187	345	11,532
Non-operating income and expense	2	(162)	162	–
Net financing costs	3	(1,476)	(138)	(1,614)
Profit before taxation		9,549	369	9,918
Income tax expense	4	(2,546)	242	(2,304)
Profit for the financial year		7,003	611	7,614

Attributable to:
– Equity shareholders		6,957	593	7,550
– Non-controlling interests		46	18	64

Basic earnings per share		13.74p		14.91p

Notes:

1

Adjustment primarily relates to the £3,419 million gain arising from the disposal of the Group’s 44% interest in SFR, £296 million gain arising from the disposal of the Group’s 24.4% interest in Polkomtel and the £4,050 million impairment charge.

2	Adjustment primarily consists of losses in relation to equity investments.
3	Adjustment comprises foreign exchange rate movements on certain intercompany balances.
4

Primarily consists of £206 million tax arising on the disposal of the Group’s 24.4% interest in Polkomtel and £36 million tax in relation to foreign exchange rate movements on certain intercompany balances.

ADDITIONAL INFORMATION

Mobile customers1

(in thousands)

Country	1 January 2013	Net additions/ (disconnections)	Other movements	31 March 2013	Prepaid[2]

Northern and Central Europe
Germany	33,890	(1,480)	–	32,410	52.1%
UK	19,544	(323)	–	19,221	42.2%
	53,434	(1,803)	–	51,631	48.4%

Other Northern and Central Europe
Netherlands	5,288	10	–	5,298	32.2%
Turkey	18,928	229	–	19,157	64.6%
Czech Republic	3,375	(17)	–	3,358	43.9%
Hungary	2,631	(25)	–	2,606	49.4%
Ireland	2,201	(39)	–	2,162	63.4%
Romania	8,122	(41)	–	8,081	59.3%
	40,545	117	–	40,662	56.6%
Northern and Central Europe	93,979	(1,686)	–	92,293	52.0%

Southern Europe
Italy	22,587	(144)	–	22,443	81.5%
Spain[3]	15,344	(617)	(331)	14,396	32.2%
	37,931	(761)	(331)	36,839	65.2%

Other Southern Europe
Greece	4,407	102	–	4,509	65.7%
Portugal	6,267	(175)	–	6,092	82.3%
Albania	2,020	15	–	2,035	95.0%
Malta	340	(10)	–	330	84.2%
	13,034	(68)	–	12,966	78.6%
Southern Europe	50,965	(829)	(331)	49,805	68.3%

AMAP
India	147,476	4,878	–	152,354	94.4%
Vodacom[4]	58,902	109	–	59,011	89.6%
	206,378	4,987	–	211,365	93.0%

Other AMAP
Australia	3,110	(108)	–	3,002	37.3%
Egypt	40,000	(1,930)	–	38,070	92.0%
Fiji	338	2	–	340	94.7%
Ghana	5,224	385	–	5,609	99.5%
New Zealand	2,314	(7)	–	2,307	66.7%
Qatar	1,005	79	–	1,084	92.4%
	51,991	(1,579)	–	50,412	85.6%
AMAP	258,369	3,408	–	261,777	91.5%

Group	403,313	893	(331)	403,875	79.6%

Memorandum:

Group’s share of VZW connections[5]	44,204	315	–	44,519	5.8%
Vodafone Group plus the Group’s share of VZW	447,517	1,208	(331)	448,394	65.3%

Notes:

1	Group customers represent subsidiaries on a 100% basis and joint ventures (being Italy, Australia and Fiji) based on the Group’s equity interests.
2	Prepaid customer percentages are calculated on a venture basis. At 31 March 2013 there were 512.9 million venture customers.
3	Other movements relate to a change in the disconnection policy.
4	Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.
5	Includes VZW’s retail connections only, based on the Group’s equity interest. The definition of connections reported by Verizon Communications for VZW is the same as customers as reported by Vodafone.

OTHER INFORMATION

1)	Copies of this document are available from the Company’s registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN.

2)	The preliminary results will be available on the Vodafone Group Plc website, vodafone.com/investor, from 21 May 2013.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	Telephone: +44 1635 664 444

Notes:

1.

Vodafone and the Vodafone logo, Vodacom, M-Pesa, Vodafone One Net, Vodafone Red, Vodafone Relax, Vodafone 2015 and Vodafone Smart are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.	All growth rates reflect a comparison to the year ended 31 March 2012 unless otherwise stated.
3.

References to “Q2” are to the quarter ended 30 September 2012, references to the “Q3” are to the quarter ended 31 December 2013, and references to “Q4” and “fourth quarter” are to the quarter ended 31 March 2013 unless otherwise stated. References to the “first half of the year” are to the six months ended 30 September 2012 and references to “H2” or the “second half of the year” are to the six months ended 31 March 2013 unless otherwise stated. References to the “year” or “financial year” are to the financial year ended 31 March 2013, references to the “prior financial year” are to the financial year ended 31 March 2012, and references to the “new financial year” are to the financial year ended 31 March 2014 unless otherwise stated. References to the “2013 financial year”, the “2014 financial year”, and the “2015 financial year” are to the financial years ended/ending 31 March 2013, 2014 and 2015, respectively.

4.

All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. From 1 October 2011 the Group revised its intra-group roaming charges. Whilst neutral to Group revenue and profitability, these changes have had an impact on reported service revenue by country and regionally since 1 October 2011. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, country and regional revenue in the prior financial periods have been recalculated based on the new pricing structure to form the basis for our organic calculations. During the 2013 financial year, Indus Towers (reported within the India segment) revised its accounting for energy cost recharges to operators from a net to a gross basis, to reflect revised energy supply terms. The impact of this upward revenue adjustment has been excluded from reported organic growth rates. The adjustment has no profit impact.

5.	Reported growth is based on amounts in pounds sterling as determined under IFRS.
6.	Vodacom refers to the Group’s interest Vodacom Group Limited (‘Vodacom’) in South Africa and its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.
7.

Quarterly historical information including service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers is provided in a spread sheet available at vodafone.com/investor.

Copyright © Vodafone Group 2013

Definitions of terms

Term	Definition
HSPA+	An evolution of high speed packet access (‘HSPA’) or third generation (‘3G’) technology that enhances the existing 3G network with higher speeds for the end user.

For definitions of other terms please refer to pages 170 to 171 of the Group’s annual report for the year ended 31 March 2012.

OTHER INFORMATION

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to: statements with respect to: expectations regarding the Group’s financial condition or results of operations contained within the Group Chief Executive’s statement on pages 3 to 6 of this report and within the guidance for adjusted operating profit, free cash flow and EBITDA margin for the 2014 financial year on pages 6 and 8; expectations for the Group’s future performance generally, including EBITDA growth and capital expenditure; expectations regarding the Group’s future dividends; statements relating to Vodafone’s ongoing efficiency programme to deliver £0.3 billion of absolute reduction in European opex; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including Vodafone One Net, Vodafone Red, the launch of a number of additional features, including improved access to technical support, and the launch of LTE services in South Africa in 2013; expectations regarding smartphone adoption; expectations regarding Vodafone 2015, its new strategic approach to consumer pricing, its plans for strengthening positions in certain market segments and geographical markets, its plans for sustained investment in high speed data networks and the anticipated Group standardisation programme; growth in customers and usage; statements relating to the stabilisation of ARPU; expectations regarding spectrum licence acquisitions, including anticipated new 3G and 4G availability; expectations regarding adjusted operating profit, EBITDA margins, capital expenditure, free cash flow, and foreign exchange rate movements; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including CWW and TelstraClear Limited, and the network sharing agreement with Telefónica; and the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn or make it more difficult to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services will not be commercially accepted or perform according to expectations; the Group’s ability to expand its spectrum position or renew or obtain necessary licences, including spectrum; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates, including, particularly, the exchange rate of sterling to the euro and the US dollar, or interest rates; the ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences of acquisitions or disposals; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and operations; changes in statutory tax rates or profit mix which might impact the weighted average tax rate; and/or changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” in our half-year financial report for the six months ended 30 September 2012 and “Forward-looking statements” and “Principal risk factors and uncertainties” in our annual report for the year ended 31 March 2012. The half-year financial report and the annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

APPENDICES – RESTATED FINANCIAL INFORMATION

Consolidated income statement for the year ended 31 March 2013

	Audited	Unaudited
	As reported	Measurement adjustments[1]		Presentation adjustments[2]	New basis
	£m	£m		£m	£m

Revenue	44,445	–		(6,404)	38,041
Cost of sales	(30,505)	–		3,938	(26,567)
Gross profit	13,940	–		(2,466)	11,474
Selling and distribution expenses	(3,258)	–		398	(2,860)
Administrative expenses	(5,199)	(21)		1,061	(4,159)
Share of results of equity accounted associates and joint ventures	6,477	–		520	6,997
Impairment loss	(7,700)	–		–	(7,700)
Other income and expense	468	–		–	468
Operating profit	4,728	(21)		(487)	4,220
Non-operating income and expense	10	–		–	10
Investment income	305	–		–	305
Financing costs	(1,788)	–		136	(1,652)
Profit before taxation	3,255	(21)		(351)	2,883
Income tax expense	(2,582)	5		351	(2,226)
Profit for the financial year	673	(16)		–	657

Attributable to:
– Equity shareholders	429	(16)		–	413
– Non-controlling interests	244	–		–	244
	673	(16)		–	657

Earnings per share
– Basic	0.87p	(0.03	)p	–	0.84p
– Diluted	0.87p	(0.03	)p	–	0.84p

Consolidated statement of comprehensive income for the year ended 31 March 2013

	Audited	Unaudited
	As reported	Measurement adjustments[1]	Presentation adjustments	New basis
	£m	£m	£m	£m

Losses on revaluation of available-for-sale investments, net of tax	(73)	–	–	(73)
Foreign exchange translation differences, net of tax	362	–	–	362
Net actuarial losses on defined benefit pension schemes, net of tax	(198)	16	–	(182)
Foreign exchange losses transferred to the income statement	1	–	–	1
Fair value gains transferred to the income statement	(12)	–	–	(12)
Other, net of tax	(4)	–	–	(4)
Other comprehensive income	76	16	–	92
Profit for the financial year	673	(16)	–	657
Total comprehensive income for the financial year	749	–	–	749

Attributable to:
– Equity shareholders	604	–	–	604
– Non-controlling interests	145	–	–	145
	749	–	–	749

Notes:

1      Impact of adopting the amendments to IAS 19.

2      Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.

APPENDICES – RESTATED FINANCIAL INFORMATION

Consolidated statement of cash flows for the year ended 31 March 2013

	Audited	Unaudited
	As reported	Measurement adjustments	Presentation adjustments[1]		New basis
	£m	£m	£m		£m

Net cash flow from operating activities	10,694	–	(1,870)	[2]	8,824

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired	(1,432)	–	–		(1,432)
Purchase of interests in associates	(6)	–	–		(6)
Purchase of intangible assets	(4,036)	–	278	2 3	(3,758)
Purchase of property, plant and equipment	(4,666)	–	708	[2]	(3,958)
Purchase of investments	(4,249)	–	–		(4,249)
Disposal of interests in subsidiaries and joint ventures, net of cash disposed	27	–	–		27
Disposal of property, plant and equipment	153	–	(48)	[2]	105
Disposal of investments	1,523	–	–		1,523
Dividends received from associates	4,827	–	712	[2]	5,539
Dividends received from investments	2	–	–		2
Interest received	459	–	2	[2]	461
Net cash flow from investing activities	(7,398)	–	1,652		(5,746)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	52	–	17		69
Net movement in short-term borrowings	1,672	–	(91)		1,581
Proceeds from issue of long-term borrowings	5,422	–	–		5,422
Repayment of borrowings	(1,720)	–	–		(1,720)
Purchase of treasury shares	(1,568)	–	–		(1,568)
Equity dividends paid	(4,806)	–	–		(4,806)
Dividends paid to non-controlling interests in subsidiaries	(379)	–	–		(379)
Other transactions with non-controlling interests in subsidiaries	15	–	–		15
Other movements in loans with associates	–	–	168		168
Interest paid	(1,644)	–	119	[2]	(1,525)
Net cash flow from financing activities	(2,956)	–	213		(2,743)

Net cash flow	340	–	(5)		335

Cash and cash equivalents at beginning of the financial year	7,088	–	(87)		7,001
Exchange gain on cash and cash equivalents	170	–	–		170
Cash and cash equivalents at end of the financial year	7,598	–	(92)		7,506

Notes:

1      Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.

2      Comprises the £107 million adjustment to free cash flow disclosed on pages 42 and 44.

3      Includes spectrum payments of £8 million, which are excluded from free cash flow.

APPENDICES – RESTATED FINANCIAL INFORMATION

Group financial highlights for the year ended 31 March 2013

	As reported	Measurement changes[1]	Presentation changes[2]	New basis
	£m	£m	£m	£m
Financial information

Revenue	44,445	–	(6,404)	38,041

Operating profit	4,728	(21)	(487)	4,220

Profit before taxation	3,255	(21)	(351)	2,883

Profit for the financial year	673	(16)	–	657

Basic earnings per share (pence)	0.87p	(0.03)p	–	0.84p

Capital expenditure	6,266	–	(974)	5,292

Cash generated by operations	13,727	–	(2,233)	11,494

Performance reporting[3] [4]

EBITDA	13,275	(21)	(2,061)	11,193

EBITDA margin	29.9%	(0.1pp )	(0.4pp )	29.4%

Adjusted operating profit	11,960	(21)	(487)	11,452

Adjusted profit before tax	10,528	(21)	(351)	10,156

Adjusted effective tax rate	24.5%	–	–	24.5%

Adjusted profit attributable to equity shareholders	7,696	(16)	–	7,680

Adjusted earnings per share (pence)	15.65p	(0.04)p	–	15.61p

Free cash flow	5,608	–	(107)	5,501

Net debt	26,958	–	(1,604)	25,354

Notes:

1      Impact of adopting the amendments to IAS 19.

2      Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.

3      Amounts presented at 31 March or for the year then ended.

4      See “Use of non-GAAP financial information” on page 33 and “Definitions of terms” on page 38.

APPENDICES – RESTATED FINANCIAL INFORMATION

Group financial results for the year ended 31 March 2013

	As reported	Measurement adjustments[1]	Presentation adjustments[2]	New basis
	£m	£m	£m	£m
Voice revenue	22,462	–	(2,914)	19,548
Messaging revenue	4,708	–	(960)	3,748
Data revenue	6,702	–	(912)	5,790
Fixed line revenue	4,688	–	(546)	4,142
Other service revenue	2,382	–	(578)	1,804
Service revenue	40,942	–	(5,910)	35,032
Other revenue	3,503	–	(494)	3,009
Revenue	44,445	–	(6,404)	38,041
Direct costs	(10,937)	–	1,349	(9,588)
Customer costs	(8,901)	–	1,201	(7,700)
Operating expenses	(11,332)	(21)	1,793	(9,560)
EBITDA[3]	13,275	(21)	(2,061)	11,193
Depreciation and amortisation:
Acquired intangibles	(706)	–	27	(679)
Purchased licences	(1,288)	–	127	(1,161)
Other	(5,798)	–	900	(4,898)
Share of result in associates	6,477	–	520	6,997
Adjusted operating profit[3]	11,960	(21)	(487)	11,452
Impairment loss	(7,700)	–	–	(7,700)
Other income and expense	468	–	–	468
Operating profit	4,728	(21)	(487)	4,220
Non-operating income and expense	10	–	–	10
Net financing costs	(1,483)	–	136	(1,347)
Income tax expense	(2,582)	5	351	(2,226)
Profit for the financial year	673	(16)	–	657

Notes:

1      Impact of adopting the amendments to IAS 19.

2      Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.

3      See “Use of non-GAAP financial information” on page 33 and “Definitions of terms” on page 38.

Adjusted effective tax rate for the year ended 31 March 2013

	As reported	Measurement adjustments[1]	Presentation adjustments[2]	New basis
	£m	£m	£m	£m

Income tax expense	2,582	(5)	(351)	2,226
Tax on adjustments to derive adjusted profit before tax	12	–	–	12
Adjusted income tax expense[3]	2,594	(5)	(351)	2,238
Share of associates’ tax	11	–	351	362
Adjusted income tax expense for calculating adjusted tax rate	2,605	(5)	–	2,600

Profit before tax	3,255	(21)	(351)	2,883
Adjustments to derive adjusted profit before tax	7,273	–	–	7,273
Adjusted profit before tax[3]	10,528	(21)	(351)	10,156
Add: Share of associates’ tax and non-controlling interest	105	–	351	456
Adjusted profit before tax for calculating adjusted effective tax rate	10,633	(21)	–	10,612

Adjusted effective tax rate[3]	24.5%	–	–	24.5%

Notes:

1      Impact of adopting the amendments to IAS 19.

2      Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.

3      See “Use of non-GAAP financial information” on page 33 and “Definitions of terms” on page 38.

APPENDICES – RESTATED FINANCIAL INFORMATION

Net debt reconciliation for the year ended 31 March 2013

	As reported	Measurement adjustments[1]	Presentation adjustments[2]	New basis
	£m	£m	£m	£m

EBITDA[3]	13,275	(21)	(2,061)	11,193
Working capital	318	21	(162)	177
Other	134	–	(10)	124
Cash generated by operations	13,727	–	(2,233)	11,494
Cash capital expenditure	(6,195)	–	978	(5,217)
Capital expenditure	(6,266)	–	974	(5,292)
Working capital movement in respect of capital expenditure	71	–	4	75
Disposal of property, plant and equipment	153	–	(48)	105
Operating free cash flow[3]	7,685	–	(1,303)	6,382
Taxation	(2,933)	–	363	(2,570)
Dividends received from associates and investments	2,420	–	712	3,132
Dividends paid to non-controlling shareholders in subsidiaries	(379)	–	–	(379)
Interest received and paid	(1,185)	–	121	(1,064)
Free cash flow[3]	5,608	–	(107)	5,501
Tax settlement	(100)	–	–	(100)
Licence and spectrum payments	(2,507)	–	8	(2,499)
Acquisitions and disposals	(1,723)	–	–	(1,723)
Equity dividends paid	(4,806)	–	–	(4,806)
Purchase of treasury shares	(1,568)	–	–	(1,568)
Foreign exchange	(828)	–	112	(716)
Income dividend from VZW	2,409	–	–	2,409
Other	982	–	167	1,149
Net debt decrease[3]	(2,533)	–	180	(2,353)
Opening net debt[3]	(24,425)	–	1,424	(23,001)
Closing net debt[3]	(26,958)	–	1,604	(25,354)

Notes:

1      Impact of adopting the amendments to IAS 19.

2      Primarily relates to the restatement of the Group’s interest in Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers using the equity method of accounting.

3      See “Use of non-GAAP financial information” on page 33 and “Definitions of terms” on page 38.

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	May 23, 2013		By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary